                                                     Registration No. 333-15045


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pre-Effective Amendment No. 1 to
                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                   OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

         THE TRAVELERS VARIABLE LIFE INSURANCE SEPARATE ACCOUNT FOUR
                              (Exact Name of Trust)

                         THE TRAVELERS INSURANCE COMPANY
                               (Name of Depositor)

                One Tower Square, Hartford, Connecticut 06183
        (Complete Address of Depositor's Principal Executive Offices)

                                Ernest J. Wright
                                    Secretary
                         The Travelers Insurance Company
                                One Tower Square
                           Hartford, Connecticut 06183
                     (Name and address of Agent for Service)


It is proposed that this filing will become effective (check appropriate box):
____ immediately upon filing pursuant to paragraph (b).
____ on ___________ pursuant to paragraph (b).
____ 60 days after filing pursuant to paragraph (a)(1).
____ on __________ pursuant to paragraph (a)(1) of Rule 485.

TITLE AND AMOUNT OF SECURITIES BEING REGISTERED: Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of Variable Life Insurance Contracts is being registered under the Securities Act of 1933.

Proposed maximum aggregate offering price to the public of the securities being registered:
--------------------------------------------------------------------
AMOUNT OF FILING FEE:   $500.00
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable following the effectiveness of the Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Check the box if it is proposed that this filing will become effective on _______ at _____ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN

                           FORM N-8B-2 AND PROSPECTUS

Item No. of
Form N-8B-2       CAPTION IN PROSPECTUS
-----------       ---------------------
     1            Cover page
     2            Cover page
     3            Safekeeping of the Separate Account's Assets
     4            Distribution of the Policy
     5            The Separate Account
     6            The Separate Account
     7            Not applicable
     8            Not applicable
     9            Legal Proceedings and Opinion
    10            Prospectus Summary; The Insurance Company; The Separate
                      Account; The Investment Options; The Policy; Transfers of
                      Cash Value; Policy Surrenders and Cash Surrender Value;
                      Voting Rights; Dividends
    11            The Separate Account; The Investment Options
    12            The Investment Options
    13            Charges and Deductions; Distribution of the Policies
    14            The Policy
    15            The Policy
    16            The Separate Account; The Investment Options; Allocation of
                      Premium Payments
    17            Prospectus Summary; Right to Cancel Period; Policy
                      Surrenders and Cash Surrender Value; Policy Loans;
                      Exchange Rights
    18            The Investment Options; Charges and Deductions; Federal Tax
                      Considerations
    19            Reports to Policy Owners
    20            The Insurance Company
    21            Policy Loans
    22            Not applicable
    23            Not applicable
    24            Not applicable
    25            The Insurance Company
    26            Not applicable
    27            The Insurance Company
    28            The Insurance Company; Management
    29            The Insurance Company
    30            Not applicable
    31            Not applicable
    32            Not applicable
    33            Not applicable
    34            Not applicable
    35            Distribution of the Policy
    36            Not applicable
    37            Not applicable
    38            Distribution of the Policy
    39            Distribution of the Policy
    40            Not applicable

Item No. of
Form N-8B-2       CAPTION IN PROSPECTUS
-----------       ---------------------
    41            Distribution of the Policy
    42            Not applicable
    43            Not applicable
    44            Valuation of the Separate Account
    45            Not applicable
    46            The Policy; Valuation of the Separate Account; Transfers of
                      Cash Value; Policy Surrenders and Cash Surrender Value
    47            The Separate Account; The Investment Options
    48            The Insurance Company
    49            Safekeeping of the Separate Account's Assets
    50            Not applicable
    51            Prospectus Summary; The Insurance Company; The Policy;
                      Death Benefits; Policy Lapse and Reinstatement
    52            The Separate Account; The Investment Options; Investment
                  Managers
    53            Federal Tax Considerations
    54            Not applicable
    55            Not applicable
    56            Not applicable
    57            Not applicable
    58            Not applicable
    59            Financial Statements

                     THE TRAVELERS VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT FOUR

                                   PROSPECTUS

This Prospectus describes a modified single premium individual variable life insurance policy (the "Policy") offered by The Travelers Insurance Company (the "Company") and funded by a segment of The Travelers Variable Life Insurance Separate Account Four ("Separate Account Four"). Separate Account Four is a unit investment trust and is used as a funding mechanism for the variable life policy described in this prospectus. Other segments of the Separate Account may be used in connection with insurance products that the company offers. The Separate Account in accordance with your allocation instructions, invests in certain underlying mutual funds that are referred to in this Prospectus as "Investment Options."

These underlying Investment Options are available for purchase only through variable insurance contracts. Although the Policy can operate as a single premium policy, additional premium payments may be made under certain circumstances provided there are no outstanding policy loans. The minimum Initial Premium required to issue a Policy is $10,000.

The Policy provides for the payment of a Death Benefit upon the death of the Insured, and for a Cash Value that can be obtained through policy loans (subject to certain restrictions) or full or partial surrenders of the Policy. The Death Benefit and Cash Value of a Policy will vary based on the performance of the underlying Investment Options. There is no guaranteed minimum Cash Value for a Policy. Additionally, the Cash Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. Regardless of the performance of the Investment Options, so long as the Policy is in force, the Death Benefit can never be less than the current Stated Amount (with proceeds payable reduced by outstanding policy loans and unpaid interest). The Policy will remain in force for as long as the Cash Surrender Value is sufficient to pay the monthly charges imposed under the Policy.
                                                        (continued on next page)


THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE UNDERLYING INVESTMENT OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.



THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. LIFE INSURANCE IS A LONG-TERM INVESTMENT. PROSPECTIVE POLICY OWNERS SHOULD CONSIDER THEIR NEED FOR INSURANCE COVERAGE AND THE POLICY'S LONG-TERM INVESTMENT POTENTIAL. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.



VARIABLE LIFE INSURANCE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.



                  THE DATE OF THIS PROSPECTUS IS MAY 1, 1997.

From the Issue Date through the end of the Right to Cancel Period, the Initial Premium will be allocated to the Cash Income Trust, a money market portfolio. Thereafter, the Cash Value may be allocated to one or more of the following Investment Options: Alliance Growth Portfolio, Putnam Diversified Income Portfolio, MFS Total Return Portfolio of the Travelers Series Fund Inc., and the Federated Stock, Federated High Yield, Large Cap, Equity-Income, Lazard International Stock Portfolios, Travelers Quality Bond Portfolio, MFS Emerging Growth, Travelers MidCap Disciplined Equity Portfolios, and three Zero Coupon Bond Fund Portfolios (Series 1998, 2000, and 2005) of The Travelers Series Trust, Cash Income Trust and Capital Appreciation Fund. The Policy Owner bears the investment risk for all amounts allocated to the underlying Investment Options and amounts allocated to such Investment Options will accumulate on a variable basis.


The Policy has a Right to Cancel Period during which the applicant may return the Policy to the Company for a refund, as described under "Right To Cancel Period. "

It may not be advantageous to purchase this Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if you already own a variable life insurance policy. Because the Policy is designed to operate generally as a single premium policy, in all but very limited circumstances the Policy will be treated as a modified endowment contract ("MEC") for federal income tax purposes. As a modified endowment contract, any loan, partial withdrawal, or surrender may result in adverse tax consequences, including possible penalties. As with any life insurance contract, however, (1) a Policy Owner generally should not be considered in constructive receipt of the Policy's Cash Value, including incremental increases therein, unless and until he or she is in actual receipt of distributions from the Policy, and (2) Death Benefit payments should generally be excluded from the gross income of the Policy beneficiary. A prospective Policy Owner who wants to purchase a Policy that is not a modified endowment contract should consult his or her personal tax adviser.

                               TABLE OF CONTENTS


GLOSSARY OF SPECIAL TERMS..............................................................      4
PROSPECTUS SUMMARY.....................................................................      6
THE INSURANCE COMPANY..................................................................     12
THE SEPARATE ACCOUNT...................................................................     12
  Separate Account Four................................................................     12
THE INVESTMENT OPTIONS.................................................................     13
  Investment Managers..................................................................     15
  Substitutions and Additions..........................................................     15
  Mixed and Shared Funding.............................................................     15
THE POLICY.............................................................................     16
  The Policy Application...............................................................     16
  Eligible Purchasers..................................................................     16
  Payments Made Under the Policy.......................................................     16
  Allocation of Premium Payments.......................................................     17
  Right to Cancel Period...............................................................     18
CHARGES AND DEDUCTIONS.................................................................     18
  MONTHLY DEDUCTION AMOUNT.............................................................     18
     Cost of Insurance Charge..........................................................     18
     State Premium Tax Charges and Deferred Acquisition Cost (DAC) Tax Charges.........     19
  CHARGES AGAINST THE INVESTMENT OPTIONS OF SEPARATE ACCOUNT FOUR......................     19
     Mortality and Expense Risk Charge.................................................     19
     Administrative Expense Charges....................................................     20
     Income Taxes......................................................................     20
INVESTMENT OPTION EXPENSES.............................................................     20
SURRENDER CHARGES......................................................................     20
TRANSFER CHARGE........................................................................     21
REDUCTION OR ELIMINATION OF CHARGES....................................................     21
VALUATION OF THE SEPARATE ACCOUNT......................................................     21
  How the Cash Value Varies............................................................     21
  How the Investment Experience is Determined..........................................     22
  Accumulation Unit Value..............................................................     22
  Net Investment Factor................................................................     22
  Valuation Periods and Valuation Dates................................................     22
TRANSFERS OF CASH VALUE................................................................     22
  Telephone Transfers..................................................................     23
  Automated Transfers (Dollar Cost Averaging)..........................................     23
DEATH BENEFIT..........................................................................     23
  Changes in Death Benefit Option......................................................     24
  Changes in Stated Amount.............................................................     25
  Maturity and Maturity Extension Benefits.............................................     25
  Policy Lapse and Reinstatement.......................................................     26
  Lapse Protection Guarantee Rider.....................................................     26

  Accelerated Benefit Rider............................................................     26
  Exchange Rights......................................................................     27
POLICY SURRENDERS AND CASH SURRENDER VALUE.............................................     27
  Right to Surrender...................................................................     27
  Full Surrenders......................................................................     27
  Partial Surrenders...................................................................     27
POLICY LOANS...........................................................................     28
  Risks Associated with Loans Taken Against a Variable Life Insurance Policy...........     28
PAYMENT OPTIONS........................................................................     29
OTHER MATTERS..........................................................................     29
  Voting Rights........................................................................     29
  Reports to Policy Owners.............................................................     30
  Limit on Right to Contest and Suicide Exclusion......................................     30
  Misstatement as to Sex and Age.......................................................     31
  Suspension of Valuation..............................................................     31
  Beneficiary..........................................................................     31
  Assignment...........................................................................     31
  Dividends............................................................................     31
FEDERAL TAX CONSIDERATIONS.............................................................     31
  General..............................................................................     31
TAX STATUS OF THE POLICY...............................................................     32
  Definition of Life Insurance.........................................................     32
  Diversification......................................................................     32
  Investor Control.....................................................................     32
TAX TREATMENT OF POLICY BENEFITS.......................................................     33
  In General...........................................................................     33
  Modified Endowment Contracts.........................................................     33
  Exchanges............................................................................     34
  Aggregation of Modified Endowment Contracts..........................................     34
  Policies which are not Modified Endowment Contracts..................................     34
  Treatment of Loan Interest...........................................................     34
  The Company's Income Taxes...........................................................     34
MANAGEMENT.............................................................................     35
SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY.....................................     36
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS...........................................     36
DISTRIBUTION OF THE POLICY.............................................................     36
LEGAL PROCEEDINGS AND OPINION..........................................................     37
REGISTRATION STATEMENT.................................................................     37
INDEPENDENT ACCOUNTANTS................................................................     37
FINANCIAL STATEMENTS...................................................................     37
ILLUSTRATIONS..........................................................................     37
APPENDIX A: PERFORMANCE INFORMATION....................................................     43
APPENDIX B: DEATH BENEFIT EXAMPLES.....................................................     45
APPENDIX C: REPRESENTATIVE STATED AMOUNTS..............................................     47

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following terms are used throughout the Prospectus, and have the indicated meanings:

ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the investment options.

AVERAGE NET GROWTH RATE -- an annual measurement of growth, used to determine the next year's mortality and expense risk charge. For each Policy Owner, the rate is determined each Policy Year as follows: total daily earnings of the Investment Option(s) you select, divided by the average amount you allocated during the Policy Year. The daily earnings are measured using the net asset value per share of the Investment Options.

BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the Insured's death.

CASH SURRENDER VALUE -- the Cash Value less any Loan Account Value and surrender charges.

CASH VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy, plus the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.

COVERAGE AMOUNT -- an amount equal to the Death Benefit minus the Cash Value.

DEATH BENEFIT -- the amount payable to the Beneficiary if the Insured dies while the Policy is in force.

DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

GRACE PERIOD -- the period during which the Policy remains in force after the Company has given notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to pay the Monthly Deduction Amount due.

INITIAL PREMIUM -- the Premium Payment made in connection with the issuance of a Policy.

INSURED -- the person on whose life the Policy is issued.

INVESTMENT OPTIONS -- the open-end management investment companies or portfolios thereof to which you may allocate premiums under Separate Account Four.

ISSUE DATE -- the date on which the Policy is issued by the Company for delivery to the Policy Owner.

LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any policy loan, and to which we credit a fixed rate of interest.

LOAN ACCOUNT VALUE -- the amount of any policy loan, plus capitalized loan interest, plus the net rate of return credited to the Loan Account.

MATURITY DATE -- the anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- a percentage of Cash Value required to qualify this Policy as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- a monthly charge, deducted from the Policy's Cash Value, which is comprised of the Cost of Insurance charge, the deductions for premium tax and deferred acquisition charge ("DAC") taxes, any administrative charge and any charge for supplemental benefits.

POLICY DATE -- the date on which the Policy becomes effective, which date is used to determine all future cyclical transactions under the Policy (i.e., Deduction Dates, Policy Months, Policy Years).

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- annual periods computed from the Policy Date.

SEPARATE ACCOUNT FOUR -- The Travelers Variable Life Insurance Separate Account Four, a separate account established by The Travelers Insurance Company, a portion of which is designated to fund Portfolio Architect life insurance policies. The Separate Account consists of segments that correspond to each Investment Option.

STATED AMOUNT -- the amount used to determine the Death Benefit under the Policy.

VALUATION DATE -- a day on which Accumulation Units are valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                       PORTFOLIO ARCHITECT LIFE INSURANCE
                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

INTRODUCTION

The Policy described in this Prospectus is an individual variable life insurance contract which provides for Cash Value to be allocated to one or more of the available Investment Options available under Separate Account Four. The Policy is credited with Accumulation Units of the applicable Investment Options.


The Policy has a death benefit, cash surrender value and other features traditionally associated with a fixed benefit whole life insurance policy. The Policy is "variable" because unlike the fixed benefits of an ordinary whole life insurance contract, the Cash Value and, under certain circumstances, the Death Benefit of the Policy may increase or decrease depending on the investment experience of the Investment Options to which the premium payment(s) have been allocated. The Cash Value will also vary to reflect partial cash surrenders and Monthly Deduction Amounts. In accordance with the Continuation of Insurance provision of the Policy, the Policy will remain in effect until the Cash Surrender Value is insufficient to cover the Monthly Deduction Amount due. There is no minimum guaranteed Cash Value or Cash Surrender Value and the Policy Owner bears the investment risk associated with an investment in the Investment Options. (See "Valuation of the Separate Account.")


WHAT TYPES OF INVESTMENT OPTIONS ARE AVAILABLE UNDER THE POLICY?

The Travelers Variable Life Insurance Separate Account Four ("Separate Account Four"), a registered unit investment trust separate account was established by The Travelers Insurance Company (the "Company"), to fund the Policy. A Policy Owner may allocate Cash Value among one or more of the following investment options ("Investment Options"):


Alliance Growth Portfolio
Putnam Diversified Income Portfolio
MFS Total Return Portfolio
Federated Stock Portfolio
Federated High Yield Portfolio
Large Cap Portfolio
Equity-Income Portfolio
Lazard International Stock Portfolio
Travelers Quality Bond Portfolio
MFS Emerging Growth Portfolio
MidCap Disciplined Equity Portfolio
Zero Coupon Bond Fund Portfolio 1998
Zero Coupon Bond Fund Portfolio 2000
Zero Coupon Bond Fund Portfolio 2005
Cash Income Trust
Capital Appreciation Fund (Janus subadviser)


Additional Portfolios may be added from time to time.


Further information regarding the investment objectives for each Investment Option (including the investment manager) is contained under "The Investment Options" Section beginning on page 13 of this Prospectus. Refer to each Investment Option's prospectus for a complete description of the investment objectives, restrictions and other material information.


WHAT ARE THE REQUIRED AND PERMISSIBLE PREMIUM PAYMENTS?


The minimum Initial Premium is $10,000. Although the Policy can operate as a single premium policy, additional payments may be made under certain circumstances, provided there are no outstanding policy loans. If there are any outstanding loans, any payment received will be treated first as a repayment of the loan rather than an additional premium payment. (See "Additional Premium Payments.") For a more detailed discussion concerning modified endowment status as well as the procedures we will use to test for such status, please see "Modified Endowment Contract" in this Prospectus.) No premiums can be accepted if they would disqualify the Policy as life insurance under federal tax law. (We will test any payment received to ensure the Policy's continued status as life insurance).

The Initial Premium purchases a Death Benefit initially equal to the Policy's Stated Amount (if Option 1 is selected), or to the Stated Amount plus the Cash Value (if Option 2 is selected). The relationship between the Initial Premium and the Stated Amount depends on the age and sex of the Insured (as permitted by state law). Generally, the same Initial Premium will purchase a slightly higher stated amount for a female Insured than for a male Insured of the same age. Representative Stated Amounts per dollar of Initial Premium are set forth in Appendix C.

HOW WILL PREMIUM PAYMENTS BE ALLOCATED?


During the Right to Cancel Period (as described below), the Initial Premium will be allocated to the Cash Income Trust, a money market portfolio. After the expiration of the Right to Cancel Period, the values in the Cash Income Trust will be allocated to the Investment Options selected on the Policy Application (or according to your most recent instructions), and the Policy will be credited with the applicable Accumulation Units. (See "Allocation of Premium Payments.")


AFTER THE INITIAL ALLOCATION, MAY I CHANGE THE ALLOCATION OF MY CASH VALUE?


As long as the Policy remains in force, you may transfer all or a portion of your Policy's Cash Value (not including the Loan Account Value) among any of the Investment Options. Currently, transfers may be made at any time without charge. You may request a reallocation of your investment either through written request, or by telephone in accordance with the Company's telephone transfer procedures. (See "Transfers of Cash Value.")



You may also request that the Company establish automated transfers of Cash Values from any Investment Option to any other Investment Option through written request in good order or other method acceptable to the Company. The minimum automated transfer amount is $100 per month. (See "Automated Transfers.")


DOES THIS POLICY HAVE A RIGHT TO CANCEL PERIOD?


You have a limited right to return the Policy for cancellation and receive a full refund. You must return the Policy, by mail or hand delivery, to the Company or to the agent who sold the Policy during the Right to Cancel Period, which ends 10 days after the Policy has been delivered to you, 45 days after completion of the application, or 10 days after the Notice of Right to Cancel has been mailed or delivered to you, whichever is latest. Within seven (7) days following our receipt of your request for a refund, we will refund to you the greater of (1) any premium paid, or (2) the Cash Value of the Policy on the date we receive the returned policy, plus any charges and expenses which may have been deducted, less any Loan Account Value. (See "Right to Cancel Period.")


WHAT TYPES OF CHARGES ARE DEDUCTED UNDER THE POLICY?


MONTHLY DEDUCTION AMOUNT. Beginning on the Policy Date, the Company will make monthly deductions from the Policy's Cash Value on a pro rata basis from amounts allocated to the Investment Options. The Deduction Amount may vary from month to month and includes the cost of insurance charges, the deduction for premium tax and Deferred Acquisition Cost (DAC) charges, any administrative charge and any charges for certain supplemental benefits. For Policies with an initial premium of less than $25,000, a monthly charge of $5.00 will apply for the life of the Policy. (See "Monthly Deduction Amount.")


CHARGES AGAINST THE INVESTMENT OPTIONS UNDER SEPARATE ACCOUNT FOUR. In order to cover the Company's assumption of mortality and expense risks under the Policy, the Company assesses a daily charge against the assets of each of the Investment Options on a pro rata basis at an annual rate of 0.90% of such assets. This rate will be reduced to 0.75% for the current Policy Year if the Average Net Growth Rate of the investment options which you have selected under your Policy was 6.5% or greater for the previous Policy Year. This determination will be made annually on the Policy Anniversary Date.

The Company also assesses a daily charge against the amounts allocated to the Investment Options at an annual rate of 0.40% to cover administrative expenses assumed by the Company. This administrative expense charge does not exceed the expected cost of administrative services provided by the Company under the Policy and the Company does not expect to make a profit from the application of this charge. (See "Charges Against the Investment Options of Separate Account Four.")


SUMMARY OF ASSET BASED POLICY CHARGES (ASSUMING A SINGLE PREMIUM PAYMENT):


            STATE PREMIUM        MORTALITY &
POLICY         AND DAC             EXPENSE         ADMINISTRATIVE
YEARS        TAX CHARGES         RISK CHARGE           CHARGE*                    TOTAL
1-10         .35%                    .90%               .40%              1.65% (+$5 per month)
11+           N/A                    .90%               .40%              1.30% (+$5 per month)


SUMMARY OF ASSET BASED POLICY CHARGES IF THE AVERAGE NET GROWTH RATE IS 6.5% OR MORE (ASSUMING A SINGLE PREMIUM PAYMENT):

            STATE PREMIUM        MORTALITY &
POLICY         AND DAC             EXPENSE         ADMINISTRATIVE
YEARS        TAX CHARGES         RISK CHARGE           CHARGE*                    TOTAL
2-10         .35%                    .75%               .40%              1.50% (+$5 per month)
11+           N/A                    .75%               .40%              1.15% (+$5 per month)

* Additionally a $5.00 per month administrative charge will apply if the initial premium is less than $25,000.


SURRENDER CHARGES. A percent of premium surrender charge will be assessed upon a full surrender of the Policy during the first nine policy years after a Premium Payment is received by the Company. For the first two years following a Premium Payment, the surrender charge will be 7.5% of such Premium Payment. Thereafter, the charge will decline in years three (3) through nine (9), respectively, as follows: 7%, 7%, 6.5%, 6%, 5%, 4% and 3%. The surrender charge will be 0% starting in the tenth year following a Premium Payment. Partial surrenders will also be subject to a surrender charge, except that after the first Policy Year the Company will permit partial surrenders of the Policy's earnings in an amount of up to 10% of the Policy's Cash Value as of the beginning of the current Policy Year. For partial surrenders in excess of the free withdrawal amount, a charge equal to a percentage of the amount surrendered, not to exceed the charge that would apply to a full surrender, will apply. (See "Surrender Charges.")


TRANSFER CHARGES. The Company reserves the right to charge up to $10 for each transfer in excess of four (4) per Policy Year, and reserves the right to assess a processing fee for the Automated Transfer (Dollar Cost Averaging) service.

INVESTMENT OPTION EXPENSES


Separate Account Four purchases shares of the Investment Options at net asset value. This net asset value reflects the deduction of investment advisory fees and other fees as follows:

FUNDING OPTION EXPENSES



(as a percentage of average daily net assets of the Funding Option)



                                                                        OTHER
                                                                      EXPENSES
                   FUNDING                                         ---------------
                PORTFOLIO NAME                                                            TOTAL
                   EXPENSES                                        (AFTER EXPENSES    ANNUAL OPTION
----------------------------------------------                     ARE REIMBURSED)    -------------
                                                   MANAGEMENT
                                                      FEE
                                                ----------------
                                                (AS A PERCENTAGE
                                                   OF ASSETS)
Capital Appreciation Fund                             0.75%             0.08%(2)          0.83%
---------------------------------------------------------------------------------------------------
Cash Income Trust                                     0.32%             0.46%(1)(2)       0.78%
---------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                             0.80%             0.07%(4)          0.87%
---------------------------------------------------------------------------------------------------
MFS Total Return Portfolio                            0.80%             0.11%(2)          0.91%
---------------------------------------------------------------------------------------------------
Putnam Diversified Income Portfolio                   0.75%             0.21%(2)          0.96%
---------------------------------------------------------------------------------------------------
Travelers Quality Bond Portfolio                      0.32%             0.43%(2)(3)       0.75%
---------------------------------------------------------------------------------------------------
Lazard International Stock Portfolio                  0.83%             0.42%(2)(3)       1.25%
---------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio                         0.75%             0.20%(2)(3)       0.95%
---------------------------------------------------------------------------------------------------
Federated Stock Portfolio                             0.63%             0.32%(2)(3)       0.95%
---------------------------------------------------------------------------------------------------
Federated High Yield Portfolio                        0.65%             0.30%(2)(3)       0.95%
---------------------------------------------------------------------------------------------------
Large Cap Portfolio (Sub-Adv. Fidelity)               0.75%             0.20%(2)(4)       0.95%
---------------------------------------------------------------------------------------------------
Equity Income Portfolio (Sub-Adv. Fidelity)           0.75%             0.20%(2)(4)       0.95%
---------------------------------------------------------------------------------------------------
Mid Cap Disciplined Equity Fund                       0.70%             0.25%(2)(5)       0.95%
---------------------------------------------------------------------------------------------------
Zero Coupon Bond Fund Portfolio (Series 1998)         0.10%             0.05%(6)          0.15%
---------------------------------------------------------------------------------------------------
Zero Coupon Bond Fund Portfolio (Series 2000)         0.10%             0.05%(6)          0.15%
---------------------------------------------------------------------------------------------------
Zero Coupon Bond Fund Portfolio (Series 2005)         0.10%             0.05%(6)          0.15%



NOTES:



1 Other Expenses take into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.60%. This 0.60% cap became effective during 1996 and was applied prospectively. Without such arrangements, Other Expenses would have been 1.71% for Cash Income Trust.



2 Includes a Sub-Administrator Charge of 0.06%.



3 The Company has waived all of its fees for the period ended December 31, 1996.
  In addition, the Company has agreed to reimburse the Portfolios' expenses for the same period. Without such arrangements, Other Expenses for the Travelers Series Trust Travelers Quality Bond Portfolio, Lazard International Stock Portfolio, MFS Emerging Growth Portfolio, Federated High Yield Portfolio, and Federated Stock Portfolios would have been 1.76%, 2.87%, 2.09%, 2.19%, and 3.03% respectively.



4 Other Expenses take into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%. Without such arrangements, Other Expenses for the Travelers Series Trust Large Cap Portfolio and Equity Income Portfolios would have been 1.55%.



5 Other Expenses for the Mid Cap Disciplined Equity Fund are based on estimated expenses for 1996 since the portfolio has no investment history. They also take into account the current expense reimbursement arrangement with the Company in which The Company has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%.



6 Other Expenses for the Zero Coupon Bond Fund Portfolios takes into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse each Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.15%. Without such arrangements Other Expenses for the Series 1998, 2000 and 2005 portfolios would have been 6.51%, 6.51% and 6.48%, respectively.

WHAT IS THE DEATH BENEFIT UNDER THE POLICY?



The Policy provides for a death benefit upon the death of the Insured. You may choose one of two options to be used for the calculation of the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Death Benefit will be equal to the greater of the Stated Amount of the Policy or the Minimum Amount Insured. Under Option 2 (the Variable Option), the Death Benefit will be equal to the greater of the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or the Minimum Amount Insured. Under both options, the Death Benefit will be reduced by any applicable Loan Account Value, unpaid Monthly Deduction Amount, and any amount payable to an assignee pursuant to a collateral assignment of the Policy or amounts advanced as an accelerated death benefit to pay costs associated with a long term care rider. You may change the Death Benefit option or the Stated Amount subject to certain conditions. (See "Death Benefit.")


MAY I TAKE A POLICY LOAN AGAINST THE CASH VALUE OF MY POLICY?

You may request a Policy Loan in an amount not to exceed 90% of the Policy's Cash Value minus surrender penalties (determined at the time the Company receives the written loan request). If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan amount. The Company will charge interest on the outstanding amounts of the loan. Such interest must be paid in advance by the Policy Owner.


The amount of any loan will be transferred on a pro rata basis from each of the Investment Options (unless the Owner states otherwise in writing) to the Loan Account, which is part of the Company's general account. The Loan Account is credited with a fixed annual rate of interest set forth in the Policy. The Loan Account Value does not vary with the performance of the Investment Options; therefore, the Policy's Death Benefit and Cash Value will be permanently affected by a loan. Additionally, any outstanding Loan Account Value will be subtracted from any Death Benefit or surrender proceeds payable under the Policy. Subject to state law, no loan requests may be made for amounts of less than $500. Policy loans may have federal income tax consequences, especially when the contract is a Modified Endowment Contract. (See "Policy Loans," and "Federal Tax Considerations.")


WHAT ARE THE CONDITIONS UNDER WHICH MY POLICY MIGHT LAPSE?


If the Cash Surrender Value of a Policy on any Deduction Date is insufficient to cover the Monthly Deduction Amount due, the Company will send you a written notice of the required premium. If the required premium is not paid within 31 days after notice is sent, the Policy may lapse. In addition, outstanding loans decrease the Cash Surrender Value and could, therefore, cause the Policy to lapse. (See "Policy Loan" and "Policy Lapse and Reinstatement.") If a Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Federal Tax Considerations.")


ARE THERE ANY OTHER POLICY PROVISIONS THAT I SHOULD KNOW ABOUT?


SURRENDERS AND PARTIAL WITHDRAWALS. The Policy may be surrendered at any time for its Cash Surrender Value. In addition, subject to surrender charges, partial withdrawals may be made. Surrenders or partial withdrawals made within nine years of a premium payment may be subject to a surrender charge. (See "Policy Surrenders and Cash Surrender Value.")



RIGHT TO EXCHANGE THE POLICY. Once the Policy is in effect, you may exchange it at any time during the first two Policy Years for a fixed fund universal life insurance policy issued by the Company (or one of its affiliates, if allowed) on the life of the Insured without submitting proof of insurability. (See "Exchange Rights.")



PAYMENT OF POLICY BENEFITS. The Policy's Cash Value or full or partial surrender and the death benefits under the Policy may be paid in a lump sum or under one of the payment options set forth in the Policy. (See "Payment Options.")

ACCELERATED BENEFITS FOR LONG TERM CARE RIDER. Subject to underwriting guidelines and state availability, a policy owner may elect a long term care accelerated benefits rider. This rider is optional and may only be added at the time the Policy is issued. The Company will take such action as may be necessary to qualify for such favorable tax treatment.



Under this rider, an owner may be reimbursed up to specified amounts (48% of the Policy's Eligible Stated Amount) for the costs of "qualified long term care services," as this term is defined in section 7702B of the Internal Revenue Code of 1986, as amended (the "Code").



In order to receive benefits under this rider an insured must be "chronically ill." The Code defines a chronically ill individual as one who has a loss of functional capacity which renders the person unable to perform two out of five specified activities of daily living (including for example eating, dressing, etc.). Additionally, an individual who is chronically ill due to a severe cognitive impairment which results in the need for substantial human assistance is also considered to be chronically ill. We require that a licensed health care practitioner (as that term is defined in the Code) certify that the insured is chronically ill for at least 90 days. We will reimburse you for expenses incurred for qualified long term care services (up to a stated monthly limit) on a monthly basis in a total amount of up to 48% of the Policy's Eligible Stated Amount on the date the claim is processed. Payments made will be held as a lien against the Policy's Death Benefit. The amount your beneficiary(s) will receive will be reduced by the amounts paid under the accelerated benefits for long term care rider.



The Company believes that benefits received under this rider will be treated as death benefits for federal tax purposes. As a result, benefits should not be includible as income for tax purposes.



SPECIAL TAX CONSIDERATIONS. The Company believes that a Policy issued on a standard rate class basis generally should meet the Section 7702 definition of a life insurance contract. With respect to a Policy issued on a substandard basis, there is insufficient guidance to determine if such a Policy would satisfy the
Section 7702 definition of a life insurance contract, particularly if you pay the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Cash Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy.")



In almost all cases, the Policy will be a modified endowment contract ("MEC"). If a Policy is a MEC, certain distributions made during an Insured's lifetime, such as loans and partial withdrawals from, and collateral assignments of, the Policy, are taxable to you on an income-first basis. A 10% penalty tax may be imposed on income distributed before you attain age 59 1/2. Policies that are not MECs receive preferential tax treatment with respect to certain distributions. For a discussion of the tax issues associated with this Policy, see "Federal Tax Considerations.")


WRITTEN REQUESTS

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to the Company.

                             THE INSURANCE COMPANY
--------------------------------------------------------------------------------

The Travelers Insurance Company (the "Company") is a stock insurance company which has been continuously engaged in the insurance business since its incorporation in the state of Connecticut in 1864. The Company writes individual life insurance and individual and group annuity contracts on a nonparticipating basis, and acts as the depositor for Separate Account Four. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the British and U.S. Virgin Islands and the Bahamas. The Company's obligations as depositor for Separate Account Four may not be transferred without notice to and consent of Policy Owners.

The Company is a wholly owned subsidiary of The Travelers Insurance Group Inc., which is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number (860) 277-0111.

The Company is subject to Connecticut law and regulations governing insurance companies. It is regulated and supervised by the Connecticut Insurance Commissioner ("Commissioner"). An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance contracts, as well as to various federal and state securities laws and regulations.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

SEPARATE ACCOUNT FOUR

The Company established the Separate Account Four on October 16, 1996 pursuant to the insurance laws of the state of Connecticut. Separate Account Four is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account Four meets the definition of a separate account under the federal securities laws. Registration of Separate Account Four with the SEC does not involve supervision by the SEC of the management or investment policies of Separate Account Four. It was established to accept premiums paid by policy holders of the Contract. Subject to Policy Owner approval and applicable law, the Company reserves the right to end Separate Account Four's registration under the 1940 Act.

Additionally, the operations of Separate Account Four are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Connecticut law provides that the assets of Separate Account Four will be held for the exclusive benefit of Policy Owners and the persons entitled to payments under the Policy offered by this Prospectus and other policies that may be funded through the Portfolio Architect segment of Separate Account Four. The Policies provide that the assets of Separate Account Four are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.

                             THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

You may allocate Premium Payments and Cash Value to one or more of the available Investment Options. The investments of each option are subject to the risks of changing economic conditions and the ability of each Investment Option's investment manager or subadviser to anticipate such changes. There is no assurance that the Investment Options will achieve their stated objectives. Since there are varying degrees of risk inherent in each option, please read carefully the complete risk disclosure in each Portfolio's prospectus before investing.

The Investment Options and their investment objectives are as follows:


CASH INCOME TRUST. Cash Income Trust, a management investment company, seeks to provide high current income while emphasizing preservation of capital and maintaining a high degree of liquidity by investing in short-term money market securities deemed to present minimal credit risks.


CAPITAL APPRECIATION FUND. The objective of the Capital Appreciation Fund, a management investment company, is growth of capital through the use of common stocks. Income is not an objective. The Fund invests principally in common stocks of small to large companies which are expected to experience wide fluctuations in price in both rising and declining markets.

TRAVELERS SERIES FUND, INC.


ALLIANCE GROWTH PORTFOLIO. The objective of the Growth Portfolio is long-term growth of capital by investing predominantly in equity securities of companies with a favorable outlook for earnings and whose rate of growth is expected to exceed that of the U.S. economy over time. Current income is only an incidental consideration.


PUTNAM DIVERSIFIED INCOME PORTFOLIO. The objective of the Diversified Income Portfolio is to seek high current income consistent with preservation of capital. The Portfolio will allocate its investments among the U.S. Government Sector, the High Yield Sector, and the International Sector of the fixed income securities markets.

MFS TOTAL RETURN PORTFOLIO. The Total Return Portfolio's objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Generally, at least 40% of the Portfolio's assets will be invested in equity securities.


THE TRAVELERS SERIES TRUST


TRAVELERS QUALITY BOND PORTFOLIO. The basic investment objective of Travelers Bond Portfolio is to seek current income, moderate capital volatility and total return.

LAZARD INTERNATIONAL STOCK PORTFOLIO. The investment objective of the International Stock Portfolio is to seek capital appreciation through investing primarily in the equity securities of non-United States companies (i.e., incorporated or organized outside the United States).

MFS EMERGING GROWTH PORTFOLIO. MFS Portfolio's investment objective is to seek to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the MFS Portfolio's investment objective.

FEDERATED STOCK PORTFOLIO. The investment objective of the Portfolio is to provide growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stock of high-quality companies. These companies generally are leaders in their industries and are characterized by sound management and the ability to finance expected growth.

FEDERATED HIGH YIELD PORTFOLIO. The investment objective of the Federated High Yield Portfolio is to seek high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. Some of the fixed income securities in which Federated High Yield Portfolio invests are high risk investments.


LARGE CAP PORTFOLIO. Large Cap Portfolio seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations. Normally, at least 65% of the Portfolio's total assets will be invested in these securities. The Portfolio has the flexibility, however, to invest the balance in other market capitalizations and security types.

EQUITY INCOME PORTFOLIO. The Portfolio seeks reasonable income by investing primarily in income-producing equity securities. Normally, at least 65% of the Portfolio's total assets will be invested in these securities. The Portfolio has the flexibility, however, to invest the balance in all types of domestic and foreign securities, including bonds. The Portfolio seeks to achieve a yield that exceeds that of the securities comprising the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit. When choosing the Portfolio's investments, the Subadviser also considers the potential for capital appreciation.


MID CAP DISCIPLINED EQUITY FUND. The investment objective of the Portfolio is to seek growth of capital by investing primarily in a broadly diversified portfolio of common stocks.



ZERO COUPON BOND FUND PORTFOLIOS (THREE PORTFOLIOS: SERIES 1998, 2000 AND
2005). The investment objectives of each of the Zero Coupon Bond Fund Portfolios is to provide as high an investment return as is consistent with the preservation of capital investing in primarily zero coupon securities that pay cash income but are acquired by the Portfolio at substantial discounts from their values at maturity. THE ZERO COUPON BOND FUND PORTFOLIOS MAY NOT BE APPROPRIATE FOR POLICY OWNERS WHO DO NOT PLAN TO HAVE THEIR PREMIUMS INVESTED IN SHARES OF THE PORTFOLIOS FOR THE LONG-TERM OR UNTIL MATURITY.

FUNDING OPTION INVESTMENT MANAGERS:


----------------------------------------------------------------------------------------------
       FUNDING OPTION                 INVESTMENT ADVISER                  SUB-ADVISER
----------------------------------------------------------------------------------------------
Capital Appreciation Fund       Travelers Asset Management       Janus Capital Corporation
                                International Corporation
                                ("TAMIC")
----------------------------------------------------------------------------------------------
Cash Income Trust               TAMIC
----------------------------------------------------------------------------------------------
Alliance Growth Portfolio       Travelers Investment Adviser,    Alliance Capital Management
                                Inc. ("TIA")                     L.P.
----------------------------------------------------------------------------------------------
MFS Total Return Portfolio      TIA                              Massachusetts Financial
                                                                 Services Company
----------------------------------------------------------------------------------------------
Putnam Diversified Income       TIA                              Putnam Investment Management,
Portfolio                                                        Inc.
----------------------------------------------------------------------------------------------
Travelers Quality Bond          TAMIC
Portfolio
----------------------------------------------------------------------------------------------
Lazard International Stock      TAMIC                            Lazard Asset Management
Portfolio
----------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio   TAMIC                            MFS
----------------------------------------------------------------------------------------------
Federated Stock Portfolio       TAMIC                            Federated Management, Inc.
----------------------------------------------------------------------------------------------
Federated High Yield            TAMIC                            Federated Management, Inc.
  Portfolio
----------------------------------------------------------------------------------------------
Large Cap Portfolio             TAMIC                            Fidelity Management &
                                                                 Research Company
----------------------------------------------------------------------------------------------
Equity Income Portfolio         TAMIC                            Fidelity Management &
                                                                 Research Company
----------------------------------------------------------------------------------------------
Mid-Cap Disciplined Equity      TAMIC                            TIMCO
Fund
----------------------------------------------------------------------------------------------
Zero Coupon Bond Fund           TAMIC
Portfolios (Series 1998, 2000
and 2005)
----------------------------------------------------------------------------------------------


SUBSTITUTIONS AND ADDITIONS


If any of the Investment Options become unavailable for allocating purchase payments, or if, in our judgment further investment in an Investment Option becomes inappropriate for the purposes of the Policy, we may substitute another registered, open-end management investment company. Substitution may be made with respect to both existing investments and the investment of any future Premium Payments. No such substitution will be made without notice to Contract Owners, state approval if applicable, and without prior approval of the SEC, to the extent required by the 1940 Act, or other applicable law. Additional Investment Options may also be added at our discretion.


MIXED AND SHARED FUNDING

It is conceivable that in the future it may be disadvantageous for both variable annuity accounts and variable life accounts, or for variable accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable contract owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

                                   THE POLICY
--------------------------------------------------------------------------------

The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the Policy issued and the general policy description contained in this Prospectus because of requirements of the state where your Policy is issued. Any such differences will be described in your Policy.

THE POLICY APPLICATION


Individuals wishing to purchase a Policy must submit an application to the Company. The initial premium must be at least $10,000. You may request an increase or decrease in the Stated Amount of the Policy in writing from time to time. (See "Changes in Stated Amount.") No change in the terms or conditions of the Policy will be made without your consent.


ELIGIBLE PURCHASERS

A person can purchase a Policy to insure the life of another person provided that the Policy Owner has an insurable interest in the life of the Insured, and the Insured consents to the purchase. In most states, any person between the ages of 16 and 80 is eligible to be insured subject to the submission of a Policy Application to the Company. In some states, the maximum issue age may be lower. Insurance coverage under a Policy will begin only after the applicant has satisfied all outstanding underwriting delivery requirements, and after the Company has received the Initial Premium. Acceptance of an application is subject to the Company's underwriting rules. The Company reserves the right to reject an application for any lawful reason, provided that such rejection is made in a manner consistent with that with which similarly situated risks are treated and provided that unfair discrimination is avoided.


The Company assigns Insureds to risk classes which determine the current cost of insurance rates used in calculating the cost of insurance charge under the Policy. Policies are issued in either the standard non-smoker or smoker risk class. To the extent permitted by state law, Policies may also be issued on the basis of the sex of the Insured. Policies may also be issued on Insureds in a sub-standard underwriting class. (For a discussion of the effect of risk class on the cost of insurance charge, see "Cost of Insurance Charge.")


PAYMENTS MADE UNDER THE POLICY

INITIAL PREMIUM. The Initial Premium is due on or before the Policy Date and is payable in full at the Company's Home Office. The Initial Premium is the guideline single premium for the life insurance coverage provided under the Policy, as determined in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). The minimum Initial Premium is $10,000. Additional Premium Payments may be made under the Policy, as described below.

The Initial Premium purchases a Death Benefit equal to the Policy's Stated Amount (if Option 1 is selected), or to the Policy's Stated Amount plus the Cash Value (if Option 2 is selected). The relationship between the Initial Premium and the Stated Amount depends on the age, sex (where permitted by state law) and risk class of the Insured. Generally, the same Initial Premium will purchase a higher Stated Amount for a younger insured than for an older insured. Likewise, the same Initial Premium will purchase a slightly higher Stated Amount for a female insured than for a male insured of the same age. Also, the same Initial Premium will purchase a higher Stated Amount for a standard Insured than for a substandard Insured. Representative Stated Amounts per dollar of Initial Premium are set forth in Appendix C.

ADDITIONAL PREMIUM PAYMENTS. Although the Policy can operate as a single premium policy, additional Premium Payments may be made under certain circumstances, provided there are no outstanding loans. If there are any outstanding loans, any payment received by the Company will be considered repayment of that debt. The circumstances under which additional Premium Payments can be made under the Policy are as follows:


     1. Increases in Stated Amount -- Subject to applicable underwriting guidelines, you may request an increase in Stated Amount at any time (prior to the Insured's attaining age 80). If your request is approved, the Company will require you to make an additional Premium Payment in order for an increase in Stated Amount to become effective. The minimum additional Premium Payment that the Company permits in connection with an increase in Stated Amount is $1,000. (See "Changes in Stated Amount.")



     2. To Prevent Lapse -- If the Cash Surrender Value on any Deduction Day is insufficient to cover the Monthly Deduction Amount due on that day, then you must make an additional Premium Payment during the Grace Period sufficient to cover the Monthly Deduction Amount in order to prevent lapse. The minimum amount of any payment that may be required to be made in this circumstance will be stated in the Notice mailed to you in accordance with the Policy; payments in excess of the amount required to prevent lapse will be considered a payment "at your discretion" and consequently subject to the rules described below. If you do not make a sufficient payment, the Policy will lapse and terminate without value. (See "Policy Lapse and Reinstatement.")


     3. At Your Discretion -- Additional Premium Payments may be made at your discretion so long as the payment plus the total of all premiums previously paid does not exceed the maximum premium limitation derived from the guideline premium test for life insurance prescribed by the Internal Revenue Code. Because of the test, the maximum premium limitation will ordinarily equal the Initial Premium for a number of years after the Policy has been issued. Therefore, discretionary additional Premium Payments normally will not be permitted during the early years of the Policy. Discretionary additional Premium Payments must be at least $250, and may not be paid on or after the Maturity Date.

Any Additional Premium Payments made under the Policy may be subject to new evidence of insurability. Payments received in excess of any Loan Account Value will be treated as an additional Premium Payment.

ALLOCATION OF PREMIUM PAYMENTS

You specify on the Policy Application how the Initial Premium will be allocated among the Investment Options of Separate Account Four. You may allocate premium to one or more Investment Options, provided that such allocation is made in whole percentages of at least five 5%.

Regardless of the allocation made in the application, during the period between premium receipt and policy issuance (the "Underwriting Period"), the Initial Premium will be held by the Company in a general suspense account established for such purposes. At the time a Policy is issued, the Initial Premium attributable to such Policy will be credited with interest comparable to the effective yield during the Underwriting Period of the Cash Income Trust (e.g., as if the Policy had been issued and the premium allocated to the Cash Income Trust on the date the premium was received in good order by the Company), which amount will become the initial Cash Value of the Policy. The Cash Value will then be allocated to the Cash Income Trust until the expiration of the Right to Cancel Period. At the end of the Right to Cancel Period, the Cash Value in the Cash Income Trust will be allocated (in whole percentages of 5% or more) among the Investment Options designated on the Policy Application. The number of Accumulation Units to be credited to the Policy once a Premium Payment has been received by the Company will be determined by dividing the amount of Premium Payment applied to each Investment Option by the Accumulation Unit Value of that Investment Option, as computed on the next Valuation Date following receipt of the payment.

You may change the allocation of Cash Value or any Additional Premiums received on or after the expiration of the Right to Cancel Period among any of the Investment Options then available under the Policy. (See "Transfers of Cash Value.") You should periodically review the allocation of Cash Value in light of market conditions and overall financial planning requirements to ensure that such allocation continues to be consistent with your investment objectives.


RIGHT TO CANCEL PERIOD

A Policy may be returned to the Company for cancellation by mailing or delivering it to the Company or to the agent who sold the Policy within the latest of (1) 10 days after delivery of the Policy to you, (2) 45 days of completion of the policy application, or (3) 10 days after the Notice of Right to Cancel has been mailed or delivered to you (or later, if state law requires).

Within seven days following the Company's receipt of your request for a refund, the Company will refund the greater of (1) any premium paid, or (2) the Cash Value of the Policy on the date we receive the returned policy. For options (1) and (2), the amounts will be increased by any charges or expenses which may have been deducted and will be decreased by any Loan Account Value. After the Policy is returned, it will be considered as if it were never in effect.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

MONTHLY DEDUCTION AMOUNT

The Company will deduct a Monthly Deduction Amount from the Policy's Cash Value attributable to the Investment Options to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount will be deducted pro rata from each of the Investment Options attributable to the Policy on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Deduction Amount may vary from month to month.

The following is a summary of monthly charges and expenses which make up the Monthly Deduction Amount.

     COST OF INSURANCE CHARGE

     The cost of insurance charge is to cover the Company's expected mortality cost for basic insurance coverage, not including supplemental benefit provisions. The cost of insurance charge is deducted monthly, and is equal to the difference between the Death Benefit payable under the Policy (discounted at the rate set forth in the Policy) and the Cash Value of the Policy (each determined on the Deduction Date) (the "Coverage Amount"), multiplied by a monthly "cost of insurance rate," i.e., a monthly rate charged for each dollar of insurance coverage. The cost of insurance rate varies annually and is based on the attained age, sex (where permitted by state law) and risk class of the Insured.

     The cost of insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables ("1980 Tables"). Substandard risks will have monthly deductions based on cost of insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed cost of insurance rates per $1,000 will be included in each Policy; however, the Company reserves the right to use rates lower than those shown in the Policy. Any changes in the cost of insurance rates will be made uniformly for all Insureds in the same class.

     Because the Cash Value and, under certain conditions, the Death Benefit of a Policy may vary from month to month, the cost of insurance charge may also vary on each Deduction Date. In addition, you should note that the cost of insurance charge is based on the difference between the Death Benefit payable under the Policy and the Cash Value of the Policy. An increase in the Cash Value or a decrease in the Death Benefit would result in a smaller cost of insurance charge assuming that everything else remains the same; while a decrease in the Cash Value or an increase in the Death Benefit would result in a larger cost of insurance charge.


     Changes in the Policy's Death Benefit option and in the Stated Amount will affect how the cost of insurance charge is calculated. See "Changes in Death Benefit Option." and "Changes in Stated Amount" for a discussion of the effect of changes in the Stated Amount on the cost of insurance.


     STATE PREMIUM TAX CHARGES AND DAC TAX CHARGES

     Premium tax charges are not deducted at the time that a premium payment is made, although the Company does pay state premium taxes attributable to a particular Policy when those taxes are incurred. To reimburse the Company for the payment of such taxes, during the first ten years following a premium payment made before the 10th Policy Anniversary, a premium tax charge of .20% per year will apply.

     Premium taxes vary from state to state and currently range from 0.75% to 3.5%. Because there is a range of premium tax rates, you may pay premium tax charges in total that are higher or lower than the premium tax actually assessed in your jurisdiction. In addition, a DAC (deferred acquisition cost) tax of 0.15% annually will apply for the first ten years after each premium payment.

     An annual total of 0.0291667% will be deducted from the Policy's Cash Value on each Deduction Date (0.0166667% for the premium tax, and 0.0125% for the DAC tax). If no additional Premium Payments are made during the first ten Policy Years, no deductions for the premium and DAC tax charges will be made after Policy Year 10.

     If an additional Premium Payment is made during the first ten Policy Years, then after Policy Year 10, the Company will deduct a total tax charge of 0.0291667% of the portion of the Cash Value attributable to the additional Premium Payment. The portion of the Cash Value attributable to the additional Premium Payment is calculated by dividing (a) by (b), where (a) is the amount of the additional Premium Payment, and (b) is the Policy's Cash Value immediately after receipt of the additional Premium Payment. In calculating the charges described above, the Company will use this ratio to determine the portion of Cash Value in the Separate Account attributable to that payment until an additional Premium Payment is made.

CHARGES AGAINST THE INVESTMENT OPTIONS OF SEPARATE ACCOUNT FOUR

     MORTALITY AND EXPENSE RISK CHARGE

     A mortality and expense risk charge of 0.90% on a current basis annually is deducted from amounts allocated to each Investment Option. The charge is deducted daily and equals 0.002466% for each day in the Valuation Period. The annual rate of the mortality and expense risk charge will be reduced to 0.75% for the current Policy Year if the Average Net Growth Rate is 6.5% or greater during the previous Policy Year. This determination is made annually.

     The mortality risk assumed is that Insureds may live for a shorter period of time than estimated and, therefore, a greater amount of Death Benefit proceeds than expected will be payable. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than estimated and, therefore, will exceed the administrative expense charge imposed by the Policy. The Company reserves the right to adjust this charge, although it guarantees that the adjusted charge will not exceed 0.90%. If not all money collected by the Company from this charge is needed to cover the mortality and expense costs, the excess will be contributed to the Company's general account.

     ADMINISTRATIVE EXPENSE CHARGES

     A charge will be deducted from amounts allocated to each Investment Option to compensate the Company for certain administrative expenses incurred in connection with the Policy. The charge will be deducted daily and equals 0.001096% for each day in a Valuation Period. The annual rate of this charge is 0.40%. Additionally, for policies with an initial premium of less than $25,000, a monthly fee of $5 will apply for the life of the policy.

     The administrative expense charges will compensate the Company for the issuance, underwriting, processing, start-up and ongoing administrative expenses of the Policy and the Separate Account. These expenses include the cost of processing applications; conducting medical examinations; determining insurability; establishing and maintaining policy and Separate Account records; processing death benefit claims, surrenders, transfers, policy loans and changes; and reporting and overhead costs. The Company has set this charge at a level which is intended to recover no more than the actual expected costs of the administrative services to be provided while the Policies are in force, and it does not expect to make a profit from the application of such administrative charges.

     INCOME TAXES


     Although the Company does not currently incur any charge for income taxes as a result of the operations of the Investment Options, the Company reserves the right to assess a charge for such taxes if it determines that such taxes will be incurred. (See "Federal Tax Considerations.")


                           INVESTMENT OPTION EXPENSES
--------------------------------------------------------------------------------

Separate Account Four purchases shares of the Investment Options at net asset value. The net asset value of the Investment Option shares reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses applicable to each of the Investment Options are described in the individual Investment Option prospectuses.

                               SURRENDER CHARGES
--------------------------------------------------------------------------------


A percent of premium surrender charge will be imposed upon full surrenders of the Policy that occur within nine (9) years after the Company has received any Premium Payments under the Policy. For partial surrenders a percentage of amount surrendered will be charged. This charge is intended to cover certain expenses relating to the sale of the Policy, including commissions to registered representatives and other promotional expenses. To the extent that the surrender charges assessed under the Policy are less than the sales commissions paid with respect to the Policy, the Company will pay the shortfall from its general account assets, which will include any profits it may derive from charges imposed under the Policy. (See also "Policy Surrenders and cash Surrender Value.") Surrenders charges are determined as follows:


 LENGTH OF TIME AFTER            FROM FULL SURRENDERS            FROM PARTIAL SURRENDERS
    PREMIUM PAYMENT                 (% OF PREMIUM)              (% OF AMOUNT SURRENDERED)
-----------------------------------------------------------------------------------------
       1-2 years                          7.5%                             7.5%
          3-4                               7%                               7%
           5                              6.5%                             6.5%
           6                                6%                               6%
           7                                5%                               5%
           8                                4%                               4%
           9                                3%                               3%
Year 10 and Thereafter                      0%                               0%

PARTIAL SURRENDERS. The Company will impose a surrender charge equal to a percentage of the amount surrendered for partial surrenders in excess of the free withdrawal amount described below. The surrender charge will be limited so that the total charge for partial surrenders will not exceed the charge that would apply to a full surrender of the Policy.


For purposes of determining the surrender charge percentage that will apply to a partial surrender, in most states surrender charges are calculated on a "last-in, first-out basis." This means that any partial withdrawal in excess of the free withdrawal amount will be taken against premiums in the reverse order in which they were made, if more than one premium was paid under the Policy. Surrender charges will be assessed only against that portion of the partial withdrawal taken from premium payment(s).


FREE WITHDRAWAL ALLOWANCE. The Company will permit partial surrenders of the Policy's earnings in an amount of up to 10% of the Policy's Cash Value each year (beginning with the Second Policy Year) without the imposition of a surrender charge. The amount of Cash Value available for free withdrawal will be determined on the Policy Anniversary on or immediately prior to the date that the partial surrender request is received. The amount of earnings available for withdrawal will be determined on the date the request for such withdrawal is received by the Company.

                                TRANSFER CHARGE
--------------------------------------------------------------------------------


Although there are currently no charges for transfers among the investment alternatives provided under this Policy, the Company reserves the right to limit the number of free transfers to no more than four in any Policy Year, and to charge up to $10 for any transfer request in excess of four in any Policy Year. The Company also reserves the right to assess a processing fee for the Automated Transfer (Dollar Cost Averaging) service. (See "Transfers of Cash Value.")


                      REDUCTION OR ELIMINATION OF CHARGES
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The Company may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time, or where policies are sold on a discretionary group basis. The Company may reduce or eliminate sales charges and administrative charges in such arrangements to reflect the reduced sales expenses and administrative costs expected as a result of sales to a particular group. The Company makes any reductions according to rules in effect when an application for a Policy or additional Premium Payment is approved. While it may change these rules from time to time, the Company will attempt not to discriminate unfairly against any person.

                       VALUATION OF THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

HOW THE CASH VALUE VARIES

The Policy's Cash Value is determined daily. A Policy's Cash Value is not guaranteed, and will vary to reflect a number of factors, including Premium Payments made, partial withdrawals, loans, charges assessed in connection with the Policy, and the investment experience of each Investment Option to which Cash Value is allocated. The Policy's total Cash Value on a Valuation Date equals the Accumulation Unit Value(s) times the number of Accumulation Units for each applicable Investment Option, plus the Loan Account Value, on that date.

Separate Account Four purchases the shares of each Investment Option at net asset value (i.e., without a sales charge). All dividends and capital gains distributions received from an Investment Option are reinvested by Separate Account Four in that Fund's shares at net asset value and will increase the associated Accumulation Unit Value. Investment Option shares will be redeemed by Separate Account Four at their net asset value to the extent necessary to make payments under the Policy.

All valuations made under the Policy (e.g., the determination of Cash Value or Cash Surrender Value, policy loans, and the determination of the number of Accumulation Units to be credited to a Policy), will be determined as of the Valuation Date on which the Company receives the Policy Owner's written request for a transaction under the Policy, or on which the Company is assessing charges under the Policy.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value is related to the rate of return of the Investment Option(s) to which Premium Payments made under the Policy have been allocated. The Cash Value on any Valuation Date is calculated by multiplying the number of Accumulation Units credited to the Policy for each Investment Option by the corresponding Accumulation Unit Value, then adding the result for each Investment Option credited to the Policy, and adding any value of the Loan Account.

ACCUMULATION UNIT VALUE

The value of an Accumulation Unit for each Investment Option of Separate Account Four (the "Accumulation Unit Value") is established on each Valuation Date. For each Investment Option, the Accumulation Unit Value for a Valuation Period is determined by multiplying the Accumulation Unit Value on the preceding Valuation Period by the Net Investment Factor for the Investment Option during the subsequent Valuation Period.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units credited to your Policy will not change as a result of the investment experience of the Investment Options. The Accumulation Unit Value of the Investment Options reflects the reinvestment of any dividends or capital gains distributions declared by the Investment Option.

NET INVESTMENT FACTOR

The value of an Accumulation Unit for each subsequent Valuation Period fluctuates based upon the net rate of return for that period. The Company determines the net rate of return for each Investment Option at the end of each Valuation Period. The net rate of return reflects the investment performance of the Investment Option for the Valuation Period and is net of the charges to Separate Account Four described above.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business of the New York Stock Exchange on any Valuation Date and ending at the close of business on the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for trading.

                            TRANSFERS OF CASH VALUE
--------------------------------------------------------------------------------


As long as the Policy remains in effect, the Policy Owner may transfer all or a portion of the Cash Value (less the Loan Account) among any of the Investment Option(s) then available. Although there are currently no charges, penalties or restrictions on the amount or frequency of free transfers between the Investment Options, the Company reserves the right to limit the number of free transfers to no more than four in any Policy Year, and to charge an administrative fee (not to exceed $10) for any transfer request in excess of four per Policy Year.


Some Investment Options have higher investment advisory fees and/or other expenses than others; therefore, a transfer from one Investment Option to another could result in a Policy becoming subject to higher or lower fees and expenses. A transfer between Investment Options has no other effect on the amount or timing of any of the other charges under the Policy.

The number of Accumulation Units credited to the Investment Options involved in the transfer will be determined by dividing the amount transferred from or to that Investment Option by the Accumulation Unit Value of that Investment Option. The Accumulation Unit Values will be determined on the Valuation Date on which the Company receives the written request for a transfer.

TELEPHONE TRANSFERS

You may request a transfer of Cash Value either in writing or by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a Policy Owner to elect this option. All transfers must be in accordance with the terms of the Policy. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, by calling 1-800-334-4298. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller. The Company will make reasonable efforts to make certain that telephone transfer requests are genuine. These measures may include taping telephone requests and/or requiring the use of a personal identification number. If it fails to take such measures, the Company may be liable for losses resulting from fraudulent transfer requests.

AUTOMATED TRANSFERS (DOLLAR COST AVERAGING)

You may establish automated transfers of Cash Value on a monthly basis from any Investment Option to any other Investment Option through a written request or other method acceptable to the Company. You must have a minimum Cash Value of $5,000 allocated to the Investment Option(s) from which the transfers are to be made in order to enroll in the Dollar Cost Averaging Program. The minimum automated transfer amount is $100 per month. Such transfers will be effected on a certain date each month, as specified by the Policy Owner at the time of election.

You may start or stop participation in the Dollar Cost Averaging Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the provisions and terms of the Policy, including provisions relating to the transfer of money between Investment Options. The Company reserves the right to suspend or modify automated transfers at any time and to assess a processing fee for this service.

Before transferring any part of the Cash Value, Policy Owners should consider the risks involved in switching between investments available under the Policy. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. A potential investor should consider his or her financial ability to continue purchases through periods of low price levels.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

As long as the Policy remains in force, the Policy provides a Death Benefit upon the death of the Insured. The death benefit proceeds will be paid to a named Beneficiary. The amount of the death benefit proceeds will be determined on the date on which the Insured's death occurred. The death benefit proceeds may be paid in a lump sum or under any optional payment plan.


Death Benefits are payable within seven days of the Company's receipt of satisfactory proof of the Insured's death. To the extent permitted by state law, the amount of Death Benefit actually paid to the Policy beneficiary may be adjusted to reflect any policy loan, suicide by the Insured within two years after the Issue Date of the Policy, any material misstatements in the policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment.") In addition, if the Insured dies during the Grace Period, the Death Benefit actually paid to the Policy Owner's beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid, and by the amount of any outstanding Policy Loan. (See "Policy Surrenders and Cash Surrender Value", for the effects of partial cash surrenders on Death Benefits.)


The Policy provides for two Death Benefit options. Under Option 1 (the Level Option), the Death Benefit will be equal to the Policy's Stated Amount or, if greater, a specified multiple of Cash Value determined as of the date of the Insured's death (the "Minimum Amount Insured"). Under Option 2 (the Variable Option), the Death Benefit will be equal to the Policy's Stated Amount plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured. The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance contract under the current federal tax law. Under that law, the Minimum Amount Insured is equal to a stated percentage of the Cash Value of the Policy determined daily. The percentages, which differ according to the attained age of the Insured, may change as federal income tax laws or regulations change. The percentages used to calculate the Minimum Amount Insured decrease after the Insured is age 40. The following is a schedule of the applicable percentages:

------------------------------------------------
                                      % SHALL
                                    DECREASE BY
                                     A RATABLE
                                    PORTION FOR
                                     EACH FULL
         ATTAINED AGE                  YEAR:
-------------------------------     ------------
MORE THAN     BUT NOT MORE THAN     FROM     TO
------------------------------------------------
0                     40            250      250
40                    45            250      215
45                    50            215      185
50                    55            185      150
55                    60            150      130
60                    65            130      120
65                    70            120      115
70                    75            115      105
75                    90            105      105
90                    95            105      100

Federal tax law imposes another cash funding limitation on cash value life insurance policies that, when applicable, may increase the Minimum Amount Insured in excess of the figures shown in the schedule above. (See Appendix B for examples demonstrating the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under the Level and Variable Options of the Policy.)

CHANGES IN DEATH BENEFIT OPTION


The Company will change your Death Benefit Option at any time prior to the Insured's death, upon receipt in good order of a written request to do so, and, if required, acceptable evidence of insurability. There is no direct tax consequence of changing a Death Benefit option, except as described under "Modified Endowment Contracts." However, the change could affect future values of the Coverage Amount, and with some Variable Option to Level Option changes involving substantially funded policies, there may be a cash distribution which is included in the gross income of the Policy Owner. Additionally, the cost of insurance charge, which is based on the Coverage Amount, may be different in the future. A change from the Level Option to the Variable Option will not be permitted if the change would result in a Stated Amount of less than the minimum amount of $10,000. (See "Changes in Stated Amount" below.) Contact your registered representative for more information. IF YOU ACCELERATED YOUR STATED AMOUNT PURSUANT TO THE ACCELERATED BENEFIT RIDER FOR LONG TERM CARE AVAILABLE UNDER THE POLICY, YOU MAY NOT CHANGE YOUR DEATH BENEFIT OPTION.

CHANGES IN STATED AMOUNT

A Policy Owner may request in writing that the Stated Amount of the Policy be increased or decreased. A minimum premium payment of $1,000 is required for any increase and the Company will require satisfactory evidence of insurability. An increase may only be requested prior to the earlier of the Policy anniversary in the year in which the Insured attains age 81 and the date of the Insured's death. The effective date of any increase will be as shown on the new Policy Summary Page which the Company will send to the Policy Owner. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Policy Owner.


There is no additional charge for a decrease in Stated Amount. However, the Stated Amount after any decrease may not be less than $10,000. A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner. (See "Federal Tax Considerations.")


For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

     1) against the most recent increase in the Stated Amount;

     2) to other increases in the reverse order in which they occurred;

     3) to the initial Stated Amount.

MATURITY AND MATURITY EXTENSION BENEFITS

If the Insured is living on the Maturity Date (the anniversary of the Policy Date on which the Insured is age 100), the Company will pay the Policy Owner the Cash Value of the Policy as of the Maturity Date, less any Loan Account Value, amounts payable to an assignee under a collateral assignment of the Policy, and any Deduction Amount due and unpaid. The Policy Owner must surrender the Policy to the Company before such payment can be made, at which point the Policy will terminate and the Company will have no further obligations under the Policy.

Where permitted by state law, the Policy provides for a Maturity Extension Benefit which effectively allows the Policy Owner to request that coverage be extended beyond the Maturity Date. Such request may only be made during the twelve months following the Policy anniversary for the year in which the Insured attains age 99. If the Maturity Extension Benefit is elected, any past due Monthly Deduction Amounts must first be paid in order for the benefit to become effective on the Maturity Date. After the Company receives a request for the Maturity Extension Benefit, the Policy will continue in force until the earlier of the death of the Insured or the date on which the Policy Owner surrenders the Policy for its Cash Surrender Value. After the Maturity Date, the Death Benefit will be the Cash Value less any Loan Account Value and any amounts payable to an assignee under a collateral assignment of the Policy. The Death Benefit is based on the experience of the Investment Options selected and is variable and is not guaranteed. After the Maturity Date, the Monthly Deduction Amount will no longer be charged against the Cash Value, and additional premiums will not be accepted.

Any loan outstanding need not be extinguished as of the Maturity Date. The loan may be continued into the maturity extension period. New loans may also be initiated during the maturity extension period. Restrictions on loans prior to the Maturity Date of the Policy are still valid.

The Company intends that the Policy and the Maturity Extension Benefit be considered life insurance for tax purposes. The Death Benefit is designed to comply with Section 7702 of the Code, or other equivalent section of the Code. Please note, however, that the Company does not give tax advice, and cannot guarantee that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits under the Maturity Extension provision depend upon interpretation of the Internal Revenue Code. The Policy Owner should consult his or her own personal tax adviser prior to the exercise of the Maturity Extension Benefit to assess any potential tax liability.

POLICY LAPSE AND REINSTATEMENT


The Policy will remain in effect until the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. 30 days after such event occurs, the Company will give written notice to the Policy Owner indicating that if the amount shown in the notice (which will be sufficient to cover the Deduction Amount due) is not paid within 31 days, the Policy will lapse. The Policy will continue through the Grace Period, but if the required payment is not received, the Policy will terminate without value at the end of the Grace Period. If the Insured dies during the Grace Period, the Death Benefit payable under the Policy will be reduced by the Monthly Deduction Amount due plus the amount of any Loan Account Balance. (See "Death Benefit,") If the Policy is surrendered during the Grace Period, the Policy's Cash Surrender Value will be reduced by the Monthly Deduction Amount due. (See "Policy Surrenders and Cash Surrender Value.")


If the Policy lapses, the Policy Owner may reinstate the Policy upon payment of the reinstatement premium (and any applicable charges) shown in the Policy. A request for reinstatement may be made at any time within three years of lapse (five years for policies issued in Missouri and North Carolina) provided that
(1) the Policy was not surrendered for cash; (2) satisfactory evidence of insurability is provided; (3) all Monthly Deduction Amounts past due are paid, subject to state law; (4) premium at least equal to three Monthly Deduction Amounts is paid, subject to state law; and (5) all Loan Account Value is repaid or restored. The Cash Value of the Policy upon reinstatement will be equal to the amount provided by the premium paid.


The tax consequences of a lapse may not be reversible by a reinstatement. Policy Owners should also refer to "Risks Associated with Loans Taken Against a Variable Life Insurance Policy" to consider the effects of loans on their Policy.


LAPSE PROTECTION GUARANTEE RIDER

A Policy Owner may add a Lapse Protection Guarantee Rider. This rider will prevent a policy from lapsing if the Policy's Cash Surrender Value is insufficient to pay the Monthly Deduction Amount due. The guarantee will be in effect only if Premium Payments less amounts surrendered and outstanding loans is greater than or equal to the initial Premium Payment plus any premiums paid for increases in Stated Amount. The premium requirement will increase in connection with an increase in Stated Amount. This rider is available only with Death Benefit 1, for standard risks, and only at issue. A charge equal to 0.0041667% of the Policy's Cash Value will be deducted on each Deduction Date to pay for the cost of this benefit.


ACCELERATED BENEFIT RIDER



Subject to state availability, an accelerated benefit rider may be added to the Policy. This rider must be added at issue and is a supplemental benefit to the Policy. The Company intends that the rider will be a qualified accelerated death benefit rider as that term is defined under Section 7702B of the Code.



Under this rider, an owner may be reimbursed up to specified amounts (48% of the Policy's Eligible Stated Amount for the costs of "qualified long term care services," as this term is defined in section 7702B of the Internal Revenue Code of 1986, as amended (the "Code").



In order to receive benefits under this rider an insured must be "chronically ill." The Code defines a chronically ill individual as one who has a loss of functional capacity which renders the person unable to perform two out of five specified activities of daily living (including for example eating, dressing, etc.). Additionally, an individual who is chronically ill due to a severe cognitive impairment which results in the need for substantial human assistance is also considered to be chronically ill. We require that a licensed health care practitioner (as that term is defined in the Code) certify that the insured is chronically ill for at least 90 days. We will reimburse you for expenses incurred for qualified long term care services (up to a stated monthly limit) on a monthly basis in a total amount of up to 48% of the Policy's Eligible Stated Amount on the date the claim is processed. Payments made will be held as a lien against the Policy's Death Benefit. The amount your beneficiary(s) will receive will be reduced by the amounts actually paid under this rider.



The Company believes that benefits received under this rider will be treated as death benefits for federal tax purposes. As a result, benefits should not be includible as income for tax purposes.



We encourage you to discuss electing this rider with your tax adviser prior to making such an election.



Once you have begun to receive benefits under this rider, you may not reduce your Coverage Amount. Further, if you have incurred loans against the policy, the amount of your Coverage Amount that you may use for this benefit will be reduced by an amount equal to the outstanding loan balance.


EXCHANGE RIGHTS


Once the Policy is in effect, it may be exchanged at any time during the first 24 months after its issuance for a fixed fund universal life insurance policy issued by the Company (or an affiliated company, if allowed) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Policy Owner has the right to select the same Death Benefit or Coverage Amount as the former Policy had at the time of the exchange. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding policy loan must be repaid before the Company will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two policies.


                   POLICY SURRENDERS AND CASH SURRENDER VALUE
--------------------------------------------------------------------------------

RIGHT TO SURRENDER


At any time during the lifetime of the Insured and while the Policy is in force, the Policy Owner may make a written request for a full or partial surrender of the Policy, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable). In the case of full surrenders, the Policy should be returned to the Company. The amount available upon surrender is the Cash Surrender Value (i.e., the Cash Value of the Policy determined as of the Valuation Date on which the Company receives the Policy Owner's written request, less any outstanding policy loan, and less any applicable Surrender Charges). (See "Surrender Charges.")


Upon full or partial surrender, the Company will generally pay the Cash Surrender Value of the Policy within seven days following its receipt of the written request, or on the date requested by the Policy Owner, whichever is later.

FULL SURRENDERS

If the Policy is fully surrendered, the Policy will terminate on the surrender effective date . The Policy must be returned to the Company along with a written release and surrender of all claims under the Policy in a form satisfactory to the Company. The Policy Owner may elect to have the surrender amount paid in a lump sum or under a payment option.

PARTIAL SURRENDERS

The Company will permit partial surrenders of the Cash Value in the Policy at any time during the lifetime of the Insured and while the Policy is in effect. A partial surrender reduces the Policy's Cash Value by the amount of the partial surrender requested, plus the amount of the surrender charge imposed in connection with the partial surrender. The deduction from Cash Value for a partial surrender will be made on a pro rata basis against the Cash Value of each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise in writing).

In addition to reducing the Cash Value of the Policy, partial cash surrenders will reduce the Death Benefit payable under the Policy and may reduce the Stated Amount. The Company may require return of the Policy to record such reduction. After a partial surrender, the remaining Stated Amount must not be less than $10,000. Partial surrenders will not be permitted if they would cause the Policy to fail to qualify as "life insurance" under applicable federal income tax laws. Reductions in Stated Amount will be processed as described under "Changes in Stated Amount."

                                  POLICY LOANS
--------------------------------------------------------------------------------

A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Value minus surrender charges (determined on the day on which the Company receives the written loan request). The Company generally will make the loan to the Policy Owner within seven days after receipt of the written request. No loan requests may be made for amounts of less than $500 (subject to state law). If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from the Investment Options (unless the Policy Owner states otherwise) to another temporary account (the "Loan Account").

The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner at the beginning of each Policy Year. Interest not paid when due will be capitalized, and an amount equal to such interest will be transferred to the Loan Account pro rata from the Investment Options. Loans made during the first ten Policy Years will be made at a 2% net cost on principal, and a 2% net cost on earnings. Loans made after the tenth Policy Year will be made at 2% net cost on principal and up to 2% net cost on earnings (we currently charge 0% net cost on earnings).

For these purposes, "earnings" represents any unloaned Cash Value, minus the total premiums paid under the Policy. Loans will be taken from earnings first, and then from principal. Loans taken against earnings will be charged an interest rate of 5.65% during the first ten Policy Years, and currently 3.85% (5.65% maximum) for Policy Year 11 and thereafter. Loans taken against principal will be charged an interest rate of 5.65% in all Policy Years. Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4%, and will not be affected by the investment performance of the Investment Options. The rate of return credited to amounts held in the Loan Account will be transferred back to the Investment Options on a pro rata basis after each Policy Year. The Policy's "Loan Account Value" is equal to amounts transferred from the Investment Options to the Loan Account when a loan is taken, plus capitalized loan interest, plus the net rate of return credited to the Loan Account that has not yet been transferred back to the Investment Options.

While the Insured is living and the Policy is in effect, loans may be repaid. Loan repayments will be first applied to that portion of the loan comprised of principal. Loan repayments reduce the Loan Account Value, and increase the Cash Value in the Investment Options. The amount of the repayment will be transferred from the Loan Account and will be allocated among the Investment Options in proportion to the outstanding loan amount associated with each Investment Option.

RISKS ASSOCIATED WITH LOANS TAKEN AGAINST A VARIABLE LIFE INSURANCE POLICY


An outstanding loan amount decreases the Cash Surrender Value. If a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse (see "Policy Lapse and Reinstatement.") For example, if a Policy has a Cash Surrender Value of $100,000, the Policy Owner may take a loan of 90% or $90,000, leaving a new Cash Surrender Value of $10,000 In addition, the Death Benefit actually payable would be decreased because of the outstanding loan. Furthermore, even if the loan is repaid, the Death Benefit and Cash

Surrender Value may be permanently affected since the Policy Owner was not credited with the investment experience of an Investment Option on the amount in the Loan Account while the loan was outstanding. All or any part of a loan secured by a Policy may be repaid while the Policy is still in force. Any payment received while there is an outstanding loan on the Policy will be considered a loan repayment rather than an additional Premium Payment. A loan outstanding at the end of the Grace Period cannot be repaid unless the Policy is reinstated. Loans from a modified endowment contract are treated as distributions to the Policy Owner (see "Federal Tax Considerations, Tax Treatment of Policy Benefits -- Modified Endowment Contracts.")


                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

Proceeds payable upon the death of the Insured or upon surrender of the Policy, and the benefits payable upon maturity, may be paid in a lump sum, or in whole or in part under any of the payment options available under the Policy. Payment of proceeds which exceed the Death Benefit may be deferred for up to six months from the date of the request for the payment. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless the Company consents to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Investment Options or Trusts. Once in effect, some of the payment options may not provide any surrender rights.

The following payment options are available under the Policy:

OPTION 1 -- PAYMENTS OF A FIXED AMOUNT

OPTION 2 -- PAYMENTS FOR A FIXED PERIOD

OPTION 3 -- AMOUNTS HELD AT INTEREST

OPTION 4 -- MONTHLY LIFE INCOME

OPTION 5 -- JOINT AND SURVIVOR LEVEL AMOUNT MONTHLY LIFE INCOME

OPTION 6 -- JOINT AND SURVIVOR MONTHLY LIFE INCOME -- TWO-THIRDS TO SURVIVOR

OPTION 7 -- JOINT AND LAST SURVIVOR MONTHLY LIFE INCOME -- MONTHLY PAYMENT REDUCES ON DEATH OF FIRST PERSON NAMED

OPTION 8 -- OTHER OPTIONS

The Company will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, the Company may make payments less often. If the Company has declared a higher rate under an option at the date the first payment under an option is due, the Company will base the payments on the higher rate.

                                 OTHER MATTERS
--------------------------------------------------------------------------------

VOTING RIGHTS

VOTING RIGHTS OF THE INVESTMENT OPTIONS. In accordance with its view of present applicable law, the Company will vote the shares of the Investment Options at regular and special meetings of the shareholders of the Investment Options in accordance with instructions from Policy Owners having a voting interest in Separate Account Four. The Company will vote shares for which no instructions have been given or shares which are not otherwise attributable to Policy Owners in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if the Company's present interpretation should change and, as a result, the Company determines it is permitted to vote the shares of the Investment Options in its own right, it may elect to do so.

The voting interests of the Policy Owner in the Investment Options will be determined as follows: Policy Owners may cast one vote for each $100 of Cash Value of the Policy allocated to the Investment Option, the assets of which are invested in the particular Investment Option on the record date for the shareholder meeting for that Fund. Fractional votes are counted. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Investment Option(s) to the Loan Account in connection with the loan will not be considered in determining the voting interests of the Policy Owner.

Policy Owners should review the prospectuses for the Investment Options to determine matters on which shareholders may vote and the definition of a majority vote required on some matters.

DISREGARD OF VOTING INSTRUCTIONS. When permitted by state insurance regulatory authorities, the Company may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the investment objective or policies of Separate Account Four or one of the Investment Options, or to approve or disapprove an investment advisory contract of one of the Investment Options. In addition, the Company may disregard voting instructions in favor of changes in the investment policies or the investment adviser of any of the Investment Options which are initiated by a Policy Owner if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or if the Company determines that the change would have an adverse effect on its general account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. Should the Company disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Policy Owners.

REPORTS TO POLICY OWNERS

The Company will maintain all records relating to Separate Account Four and the Investment Options. At least once in each Policy Year, the Company will send to Policy Owners a statement containing the following information: (1) the Stated Amount and the Cash Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value); (2) the date and amount of each Premium Payment; (3) the date and amount of each Monthly Deduction; (4) the amount of any outstanding policy loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account; (5) the date and amount of any partial cash surrenders and the amount of any partial surrender charges; (6) the annualized cost of any supplemental benefits purchased under the Policy; and (7) a reconciliation since the last report of any change in Cash Value and Cash Surrender Value. The Company will also send any other reports required by any applicable state or federal laws or regulations.

Each Policy Owner will also receive semiannual and annual reports containing financial statements for each of the Investment Options in which premium payments are allocated at the time of the report.

LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period will be measured from the date of reinstatement (subject to state regulation). Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state regulation).

In addition, if the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less the amount of any partial surrender and the amount of any Loan Account Value. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the premium paid for such increase (subject to state law).

MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age in the Policy Application, benefits payable will be adjusted to what the Policy would have purchased at the correct age or sex based on the most recent cost of insurance charge. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.

SUSPENSION OF VALUATION

The Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Investment Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Investment Options' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

BENEFICIARY

The Applicant names the beneficiary in the application for the Policy. The Policy Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime, and while the Policy is in force, by sending a written request to the Company. Any change will be effective from the date the written request was signed. The Company has no responsibility for payments made or actions taken prior to receipt of the written request. If no beneficiary is living when the Insured dies, the Death Benefit will be paid to the Policy Owner, if living; otherwise, the Death Benefit will be paid to the Policy Owner's estate.

The rights of any collateral assignee may affect the interest of the Beneficiary.

ASSIGNMENT

The Policy Owner is specified in the Policy Application. The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment, and is not responsible for determining the validity of any assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

No dividends will be paid under the Policy.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

                            TAX STATUS OF THE POLICY
--------------------------------------------------------------------------------

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.


With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702) that such a Policy should meet the Section 7702 definition of a life insurance contract. There is less guidance on the application of the rules with respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). Thus, it is not clear whether such a Policy would satisfy
Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.


The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION


Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. Separate Account Four, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Investment Options, it intends to monitor the investments of the Investment Options to ensure compliance with the diversification requirements prescribed by the Treasury Department.


INVESTOR CONTROL


In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income each year. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.



The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policy owners received the desired tax benefits because they were not treated as owning the owners of separate account assets. For example, a Policy Owner of this Policy has additional flexibility in allocating payments and cash values. These differences could result in the Policy Owner being treated as the owner of the assets of Separate Account Four. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of Separate Account Four.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

                        TAX TREATMENT OF POLICY BENEFITS
--------------------------------------------------------------------------------

IN GENERAL

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.


Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. Therefore it is important to check with a tax advisor prior to the purchase of a policy.


MODIFIED ENDOWMENT CONTRACTS

In light of Policy premium requirements, a Policy will, in almost all cases, be a modified endowment contract. (See, however, the discussion below on a Policy issued in exchange for another life insurance contract.)


Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.



The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.


AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS



In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.



POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS



Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the owner and no part of a loan will constitute income to the owner. However, the treatment of loans taken on earnings after the tenth Policy Year, or of loans taken to acquire a Travelers long-term care policy is unclear; such loans might be considered a withdrawal instead of indebtedness for federal tax purposes.


Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.) Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.

Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.


                           THE COMPANY'S INCOME TAXES

--------------------------------------------------------------------------------

The Company currently makes no charge to Separate Account Four for any federal, state or local taxes that it incurs that may be attributable to Separate Account Four or to the Policies. The Company reserves the right, however, to make a charge for any tax or other economic burden responsibility from the application of tax laws that it determines to be properly attributable to Separate Account Four or to the Policies.

                                   MANAGEMENT
--------------------------------------------------------------------------------

DIRECTORS OF THE TRAVELERS INSURANCE COMPANY

The following are the Directors and Executive Officers of The Travelers Insurance Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Travelers Group Inc. include, prior to December 31, 1993, Primerica Corporation or its predecessors.


                            DIRECTOR
    NAME AND POSITION        SINCE                        PRINCIPAL BUSINESS
-------------------------   --------    -------------------------------------------------------
Jay S. Benet.............     1996      Senior Vice President since February 1994 and Vice
Director                                President (1990-1994) of The Travelers Insurance
                                        Company; Partner (1986-1990) of Coopers & Lybrand.
Ian R. Stuart............     1996      Senior Vice President since November, 1996; Chief
Director                                Financial Officer; Chief Accounting Officer and
                                        Controller since March 1996, Vice President (1991-1996)
                                        of The Travelers Insurance Company.
Katherine M. Sullivan....     1996      Senior Vice President and General Counsel since May
Director                                1996 of The Travelers Insurance Company; Senior Vice
                                        President and General Counsel (1994-1996) Connecticut
                                        Mutual; Special Counsel & Chief of Staff (1988-1994)
                                        Aetna Life & Casualty.
George C. Kokulis........     1996      Senior Vice President since September 1995, Vice
Director                                President (1993-1995) of The Travelers Insurance
                                        Company.
Michael A. Carpenter.....     1995      Chairman since June 1996 and President and Chief
Director                                Executive Officer since June 1995 of The Travelers
                                        Insurance Company; Executive Vice President of
                                        Travelers Group Inc. since January 1995; Chairman,
                                        President and Chief Executive Officer (1989-1994),
                                        Kidder Peabody Group Inc.
Robert I. Lipp...........     1992      Chairman, President and Chief Executive Officer since
Director                                April 1996 of Travelers/Aetna Property Casualty Corp.;
                                        Chief Executive Officer and Director since December
                                        1993 of The Travelers Insurance Group Inc.; Vice
                                        Chairman and Director of Travelers Group Inc. since
                                        1991; Chairman and Chief Executive Officer of
                                        Commercial Credit Company (1991-1993); Executive Vice
                                        President (1986-1991), Primerica Corporation.
Marc P. Weill............     1994      Senior Vice President-Investments since 1993 and Chief
Director                                Investment Officer since 1995 of The Travelers
                                        Insurance Group Inc.; Senior Vice President and Chief
                                        Investment Officer of Travelers Group Inc. since 1992;
                                        Vice President (1990-1992), Primerica Corporation; Vice
                                        President (1989-1990), Smith Barney Inc.


---------------
* Principal business address: Travelers Group Inc., 388 Greenwich Street, New York, New York

               SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY
--------------------------------------------------------------------------------

The following are the Senior Officers of The Travelers Insurance Company, other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.


                             NAME                                 POSITION WITH INSURANCE COMPANY
---------------------------------------------------------------   -------------------------------
Stuart Baritz..................................................   Senior Vice President
Barry Jacobson.................................................   Senior Vice President
Russell H. Johnson.............................................   Senior Vice President
Warren H. May..................................................   Senior Vice President
Jay S. Fishman.................................................   Senior Vice President
David A. Tyson.................................................   Senior Vice President
F. Denney Voss.................................................   Senior Vice President
Christine M. Modie.............................................   Senior Vice President
Elizabeth C. Georgakopoulos....................................   Senior Vice President


Information relating to the management of the Investment Options is contained in the Investment Option prospectuses.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS
--------------------------------------------------------------------------------

The assets of Separate Account Four are held by the Company and are kept physically segregated and held separate and apart from the Company's general account. Premium payments allocated under the Portfolio Architect Life Insurance policies are held in a segment of Separate Account Four. The Company maintains records of all of Separate Account Four's purchases and redemptions of shares of the Investment Options.

                           DISTRIBUTION OF THE POLICY
--------------------------------------------------------------------------------

The Company intends to sell the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved.


Policies may be purchased from agents who are licensed by state insurance authorities to sell variable life insurance policies issued by the Company, and who are also registered representatives of Tower Square Securities Inc. ("Tower Square") or of broker-dealers who have entered into Selling Agreements with Tower Square. Tower Square, whose principal business address is One Tower Square, Hartford, Connecticut, serves as the principal underwriter for the variable life insurance policies described herein. Tower Square is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Tower Square is an affiliate of the Company and an indirect wholly owned subsidiary of Travelers Group Inc., and serves as principal underwriter pursuant to an Underwriting Agreement to which Separate Account Four, the Company, and Tower Square are parties. No amounts have been or will be retained by Tower Square for acting as principal underwriter for the Policies. It is anticipated that an affiliated broker-dealer will become the principal underwriter during 1997.


Agents will be compensated for sales of the Policies on a commission and service fee basis. The maximum sales commissions to be paid under the Policy will be 8.20% of premiums. In addition, certain production, persistency and managerial bonuses may be paid.

                         LEGAL PROCEEDINGS AND OPINION
--------------------------------------------------------------------------------

There are no pending material legal proceedings affecting the Policy, Separate Account Four or any of the Investment Options.


Legal matters in connection with federal laws and regulations affecting the issue and sale of the Policy described in this Prospectus and the organization of the Company, its authority to issue the Policy under Connecticut law and the validity of the forms of the Policy under Connecticut law have been passed on by the General Counsel of The Travelers Insurance Company.


                             REGISTRATION STATEMENT
--------------------------------------------------------------------------------

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits, to which reference is made for further information concerning Separate Account Four, the Company and the Policy.

                            INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


Coopers & Lybrand L.L.P., independent accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Separate Account Four. The services to be provided to Separate Account Four will include primarily the audit of Separate Account Four's financial statements. Separate Account Four had no assets as of the effective date of this prospectus.



The consolidated financial statements of The Travelers Insurance Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The financial statements of the Company contained herein should be considered only as bearing upon the Company's ability to meet its obligations under the Policy, and they should not be considered as bearing on the investment performance of Separate Account Four or its Investment Options.


                                 ILLUSTRATIONS
--------------------------------------------------------------------------------

The following pages are intended to illustrate hypothetically how the Cash Value, Cash Surrender Value and Death Benefit can change over time for Policies issued to a 45-year old male. The difference between the Cash Value and the Cash Surrender Value in these illustrations reflects the Surrender Charge that would be incurred upon a full surrender of the Policy.


Two pages of values are shown for each Death Benefit Option (Level and Variable). One page illustrates the assumption that the maximum Guaranteed Cost of Insurance Rates allowable under the Policy are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance Rates are charged in all years. The Cost of Insurance Rates charged vary by age, sex (where permitted by state law) and underwriting classification. The illustrations also reflect a monthly deduction of 0.0291667% for the first ten years following the Initial Premium

(.0166667 for premium tax and .0125% for DAC tax.). In addition, a monthly maintenance fee of $5.00 is charged for contracts with an initial premium of less than $25,000.



The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. The charges consist of 0.90% for mortality and expense risks, 0.40% for administrative expenses, and .79% for Investment Option expenses. The 12% illustration will assume that the mortality and expense risk charge has been reduced to 0.77% in the second policy year and thereafter. The charge for Investment Option expenses reflected in the illustrations uses an average of the investment advisory fees and other expenses charged by each of the Investment Options during 1996 and assumes that no Policy Loans are outstanding. After deduction of these amounts, the illustrated gross annual investment rates of return of 0% and 6% correspond to approximate net annual rates of -2.07% and 3.93%, respectively. The illustrated gross annual investment rate of return of 12% corresponds to an approximate net annual rate of return of 9.93% in the first Policy Year, and 10.08% thereafter. The actual charges under a Policy for expenses of the Investment Options will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.


As stated above, the examples illustrate values that would result based upon hypothetical uniform gross investment rates of return of 0%, 6% and 12%. The values would be different from those shown if the gross rates averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages.

The illustrations also assume that premiums are paid as indicated, no policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.

The illustrations do not reflect any charges for federal income taxes against Separate Account Four, since the Company is not currently deducting such charges from Separate Account Four. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.

The second column of each Illustration shows the amount that would accumulate if an amount equal to the Premium Payment was invested to earn interest (after taxes) at 5%, compounded annually.

Upon request, the Company will provide a comparable personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                              PORTFOLIO ARCHITECT


             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                           LEVEL DEATH BENEFIT OPTION


             ILLUSTRATED WITH GUARANTEED COST OF INSURANCE CHARGES



Male, Issue Age 45                              Face Amount: $38,791
Non-Smoker                                      Single Premium: $10,000


                                                                                                             CASH SURRENDER
                                       DEATH BENEFIT*                          CASH VALUE*                       VALUE*
                              ---------------------------------     ---------------------------------     --------------------
          TOTAL PREMIUMS         0%          6%          12%           0%          6%          12%           0%          6%
YEAR     WITH 5% INTEREST     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)
------------------------------------------------------------------------------------------------------------------------------
  1           10,500           38,791      38,791       38,791        9,563      10,156       10,749        8,813       9,406
  2           11,025           38,791      38,791       38,791        9,124      10,307       11,578        8,374       9,557
  3           11,576           38,791      38,791       38,791        8,681      10,453       12,481        7,981       9,753
  4           12,155           38,791      38,791       38,791        8,233      10,591       13,464        7,533       9,891
  5           12,763           38,791      38,791       38,791        7,778      10,722       14,536        7,128      10,072
  6           13,401           38,791      38,791       38,791        7,314      10,842       15,706        6,714      10,242
  7           14,071           38,791      38,791       38,791        6,839      10,950       16,984        6,339      10,450
  8           14,775           38,791      38,791       38,791        6,349      11,042       18,380        5,949      10,642
  9           15,513           38,791      38,791       38,791        5,841      11,115       19,908        5,541      10,815
 10           16,289           38,791      38,791       38,791        5,312      11,167       21,582        5,312      11,167
 15           20,789           38,791      38,791       44,763        2,304      11,216       33,405        2,304      11,216
 20           26,533                0      38,791       63,694            0      10,119       52,209            0      10,119


        12%
YEAR  (9.92%)#
----
  1     9,999
  2    10,828
  3    11,781
  4    12,764
  5    13,886
  6    15,106
  7    16,484
  8    17,980
  9    19,608
 10    21,582
 15    33,405
 20    52,209


These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.


   # 9.2% is increased to 10.07% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.
   * Net Interest Rates are shown in parenthesis.
  ** Insufficient cash value would be developed to continue the contract without additional premium payments.

                              PORTFOLIO ARCHITECT


             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                           LEVEL DEATH BENEFIT OPTION


               ILLUSTRATED WITH CURRENT COST OF INSURANCE CHARGES



Male, Issue Age 45                              Face Amount: $38,791
Non-Smoker                                      Single Premium: $10,000


                                                                                                             CASH SURRENDER
                                       DEATH BENEFIT*                          CASH VALUE*                       VALUE*
                              ---------------------------------     ---------------------------------     --------------------
          TOTAL PREMIUMS         0%          6%          12%           0%          6%          12%           0%          6%
YEAR     WITH 5% INTEREST     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)
------------------------------------------------------------------------------------------------------------------------------
  1           10,500           38,791      38,791       38,791        9,616      10,210       10,804        8,866       9,460
  2           11,025           38,791      38,791       38,791        9,234      10,422       11,697        8,484       9,672
  3           11,576           38,791      38,791       38,791        8,852      10,634       12,672        8,152       9,934
  4           12,155           38,791      38,791       38,791        8,470      10,847       13,739        7,770      10,147
  5           12,763           38,791      38,791       38,791        8,087      11,060       14,905        7,437      10,410
  6           13,401           38,791      38,791       38,791        7,702      11,272       16,180        7,102      10,672
  7           14,071           38,791      38,791       38,791        7,312      11,481       17,577        6,812      10,981
  8           14,775           38,791      38,791       38,791        6,917      11,688       19,106        6,517      11,288
  9           15,513           38,791      38,791       38,791        6,517      11,891       20,785        6,217      11,591
 10           16,289           38,791      38,791       38,791        6,107      12,089       22,626        6,107      12,089
 15           20,789           38,791      38,791       47,667        4,018      13,255       35,573        4,018      13,255
 20           26,533           38,791      38,791       68,652        1,389      14,185       56,272        1,389      14,185


        12%
YEAR  (9.92%)#
----
  1    10,054
  2    10,947
  3    11,972
  4    13,039
  5    14,255
  6    15,580
  7    17,077
  8    18,706
  9    20,485
 10    22,626
 15    35,573
 20    56,272


These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.


   # 9.92% is increased to 10.07% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.
   * Net Interest Rates are shown in parenthesis.
  ** Insufficient cash value would be developed to continue the contract without additional premium payments.

                              PORTFOLIO ARCHITECT


             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                         VARIABLE DEATH BENEFIT OPTION


             ILLUSTRATED WITH GUARANTEED COST OF INSURANCE CHARGES



Male, Issue Age 45                              Face Amount: $38,791
Non-Smoker                                      Single Premium: $10,000


                                                                                                             CASH SURRENDER
                                       DEATH BENEFIT*                          CASH VALUE*                       VALUE*
                              ---------------------------------     ---------------------------------     --------------------
          TOTAL PREMIUMS         0%          6%          12%           0%          6%          12%           0%          6%
YEAR     WITH 5% INTEREST     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)
------------------------------------------------------------------------------------------------------------------------------
  1           10,500           48,308      48,898       49,489        9,517      10,107       10,698        8,767       9,357
  2           11,025           47,823      48,995       50,253        9,032      10,204       11,462        8,282       9,454
  3           11,576           47,333      49,078       51,074        8,542      10,287       12,283        7,842       9,587
  4           12,155           46,839      49,146       51,957        8,048      10,355       13,166        7,348       9,665
  5           12,763           46,337      49,198       52,906        7,546      10,407       14,115        6,896       9,757
  6           13,401           45,827      49,230       53,924        7,036      10,439       15,133        6,436       9,839
  7           14,071           45,305      49,239       55,015        6,514      10,448       16,224        6,014       9,948
  8           14,775           44,769      49,219       56,183        5,978      10,428       17,392        5,578      10,028
  9           15,513           44,215      49,168       57,432        5,424      10,377       18,641        5,124      10,077
 10           16,289           43,640      49,079       58,765        4,849      10,288       19,974        4,849      10,288
 15           20,789           40,444      48,130       67,442        1,653       9,339       28,651        1,653       9,339
 20           26,533                0      45,428       79,673            0       6,637       40,882            0       6,637


        12%
YEAR  (9.92%)#
----
  1     9,948
  2    10,712
  3    11,583
  4    12,466
  5    13,465
  6    14,533
  7    15,724
  8    16,992
  9    18,341
 10    19,974
 15    28,651
 20    40,882


These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.


   # 9.92% is increased to 10.07% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.
   * Net Interest Rates are shown in parenthesis.
  ** Insufficient cash value would be developed to continue the contract without additional premium payments.

                              PORTFOLIO ARCHITECT


             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                         VARIABLE DEATH BENEFIT OPTION


               ILLUSTRATED WITH CURRENT COST OF INSURANCE CHARGES



Male, Issue Age 45                              Face Amount: $38,791
Non-Smoker                                      Single Premium: $10,000


                                                                                                             CASH SURRENDER
                                       DEATH BENEFIT*                          CASH VALUE*                       VALUE*
                              ---------------------------------     ---------------------------------     --------------------
          TOTAL PREMIUMS         0%          6%          12%           0%          6%          12%           0%          6%
YEAR     WITH 5% INTEREST     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)     (9.92%)#     (-2.08%)     (3.92%)
------------------------------------------------------------------------------------------------------------------------------
  1           10,500           48,379      48,971       49,564        9,588      10,180       10,773        8,838       9,430
  2           11,025           47,968      49,149       50,417        9,177      10,358       11,626        8,427       9,608
  3           11,576           47,558      49,323       51,342        8,767      10,532       12,551        8,067       9,832
  4           12,155           47,146      49,492       52,346        8,355      10,701       13,555        7,655      10,001
  5           12,763           46,734      49,656       53,435        7,943      10,865       14,644        7,293      10,215
  6           13,401           46,319      49,812       54,616        7,528      11,021       15,825        6,928      10,421
  7           14,071           45,899      49,959       55,895        7,108      11,168       17,104        6,608      10,668
  8           14,775           45,473      50,094       57,281        6,682      11,303       18,490        6,282      10,903
  9           15,513           45,042      50,218       58,785        6,251      11,427       19,994        5,951      11,127
 10           16,289           44,601      50,325       60,413        5,810      11,534       21,622        5,810      11,534
 15           20,789           42,364      50,855       71,507        3,573      12,064       32,716        3,573      12,064
 20           26,533           39,638      50,679       88,487          847      11,888       49,696          847      11,888


        12%
YEAR  (9.92%)#
----
  1    10,023
  2    10,876
  3    11,851
  4    12,855
  5    13,994
  6    15,225
  7    16,604
  8    18,090
  9    19,694
 10    21,622
 15    32,716
 20    49,696


These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.


   # 9.92% is increased to 10.07% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.
   * Net Interest Rates are shown in parenthesis.
  ** Insufficient cash value would be developed to continue the contract without additional premium payments.

                                   APPENDIX A
                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------


From time to time, Separate Account Four's Investment Options may show the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period. Separate Account Four invests in Investment Options that were in existence prior to the date on which the Investment Options became available under the Policy. Average annual rates of return include periods prior to the inception of the Investment Option, and are calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under Separate Account Four during the period shown.



The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Investment Options, as well as the 0.90% mortality and expense risk charge and the 0.40% administrative expense charge assessed against the Investment Options. The rates of return do not reflect surrender charges or Monthly Deduction Amounts (which are depicted in the Example following the Rates of Return), nor do they reflect a reduction in mortality and expense risk charges which may apply under certain circumstances. For information about the Charges and Deductions assessed under the Policy, see the illustrations. For illustrations of how these charges affect Cash Values and Death Benefits, see the Illustrations.


                 AVERAGE RATES OF RETURN (SINCE INCEPTION) FOR

                        PERIODS ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
                                                                     AVERAGE ANNUAL    INCEPTION
                        INVESTMENT OPTION                            RATE OF RETURN      DATE
------------------------------------------------------------------------------------------------
Federated High Yield Bond Portfolio*..............................         7.13%         7/31/96
Cash Income Trust.................................................         3.93%         10/1/81
Travelers Quality Bond Portfolio..................................         3.10%         7/31/96
Large Cap Portfolio...............................................        12.80%         7/31/96
Equity-Income Portfolio...........................................        11.20%         7/31/96
Lazard International Stock Portfolio..............................         7.22%         7/31/96
MFS Emerging Growth Portfolio.....................................         5.53%         7/31/96
Capital Appreciation Fund (Janus subadviser)......................         8.36%            5/83
Federated Stock Portfolio.........................................        12.11%         7/31/96
Alliance Growth Portfolio.........................................        25.50%         6/20/94
Putnam Diversified Income Portfolio...............................         9.11%         6/20/94
MFS Total Return Portfolio........................................        13.27%         6/20/94
Zero Coupon Bond Fund Portfolio 1998..............................         3.91%        10/11/95
Zero Coupon Bond Fund Portfolio 2000..............................         3.60%        10/11/95
Zero Coupon Bond Fund Portfolio 2005..............................         4.29%        10/11/95
Mid Cap Disciplined Equity Fund...................................          N/A          1/15/97

                           EXAMPLE OF POLICY CHARGES
--------------------------------------------------------------------------------


The following chart illustrates the surrender charges and Monthly Deduction Amounts (including the Cost of Insurance charges, deduction for premium and DAC tax and a monthly administrative charge of $5.00 for contracts with initial premium of less than $25,000) that would apply under a Policy based on the assumptions listed below. Surrender charges and Monthly Deduction Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of insurance rates increase each year as the Insured becomes a year older.



Male, Age 35, Non-Smoker                                       Face Amount: $60,051
$10,000 Single Premium                                         Level Death Benefit Option
Hypothetical Gross Annual Investment Rate of Return: 10%*      Current Charges



--------------------------------------------------------------------------------------------------------------
                                                         MONTHLY DEDUCTION AMOUNTS:
           CUMULATIVE     SURRENDER CHARGE AS     -----------------------------------------     ADMINISTRATIVE
 YEAR       PREMIUMS        % OF CUM PREM.        COST OF INSURANCE CHARGES     PREMIUM TAX         CHARGE
--------------------------------------------------------------------------------------------------------------
1           $ 10,000              7.5%                       75.60                 35.95             60.00
2           $ 10,000              7.5%                       78.46                 38.19             60.00
3           $ 10,000              7.0%                       81.82                 40.62             60.00
5           $ 10,000              6.5%                       89.68                 46.01             60.00
10          $ 10,000                0%                      113.50                 63.22             60.00


* Hypothetical investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. Hypothetical investment results may be different from those shown if the actual rates of return averaged 10%, but fluctuated above or below that average for individual policy years. No representations can be made that the hypothetical rates assumed can be achieved for any one year or sustained over any period of time.

                                   APPENDIX B
                             DEATH BENEFIT EXAMPLES
--------------------------------------------------------------------------------

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under the Level and Variable Death Benefit Options available under the Policy. Both sets of examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (in
accordance with the table on page   of this Prospectus), no outstanding policy
loans and a Stated Amount of $25,000.

                        OPTION 1 -- LEVEL DEATH BENEFIT
--------------------------------------------------------------------------------

Under a "Level" Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $25,000. Since the Policy is designed to qualify as a life insurance contract, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $8,000, the Minimum Amount Insured would be $20,000 ($8,000 X 250%). If the Death Benefit in the Policy is the greater of the Stated Amount ($25,000) or the Minimum Amount Insured ($20,000), then the Death Benefit would be $25,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 X 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($25,000) or the Minimum Amount Insured ($100,000).

EXAMPLE THREE. If the Insured is age 41, and the Cash Value of the Policy equals $44,000, the Minimum Amount Insured would be $106,920 ($44,000 X 243%) (243% is the applicable percentage for a 41-year old insured). The Death Benefit would be equal to $106,920 which is the greater of the Stated Amount ($25,000) and the Minimum Amount Insured ($106,920).

EXAMPLE FOUR. The Death Benefit may also increase or decrease with the investment experience of the applicable Underlying Funds to the extent the Minimum Amount Insured exceeds the Stated Amount. Consequently, if the 41-year old Insured has a Cash Value equal to $35,000 instead of $44,000, the Death Benefit would be $85,050 ($35,000 X 243%).

                       OPTION 2 -- VARIABLE DEATH BENEFIT
--------------------------------------------------------------------------------

Under a "Variable" Death Benefit, the Death Benefit under the Policy will vary with the investment experience of the Investment Option(s) to which Premium Payments are allocated under the Policy. The Variable Death Benefit will generally be equal to the Stated Amount ($25,000) plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 X 250%). The Death Benefit ($35,000) would be equal to the Stated Amount ($25,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 X 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($25,000 + $60,000 = $85,000).

EXAMPLE THREE. If the Insured is age 41, and the Cash Value of the Policy equals $65,000, the Minimum Amount Insured would be $157,950 ($65,000 X 243%) (243% is the applicable percentage for a 41-year old insured). The resulting Death Benefit under the Policy would be equal to $157,950 because the Minimum Amount Insured ($157,950) is greater than the Stated Amount plus the Cash Value ($25,000 + $65,000 = $90,000).

As long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will not be less than the current Stated Amount of the Policy less any outstanding policy loan, Deduction Amount due but unpaid, and any amount payable pursuant to a collateral assignment of the Policy. The Death Benefit under either option may vary with the Cash Value of the Policy. Under Option 1, the Death Benefit equals the Stated Amount and will vary only when the Minimum Amount Insured exceeds the Stated Amount of the Policy. Under Option 2, the Death Benefit equals the greater of the Stated Amount plus the Cash Value, and the Minimum Amount Insured.

                                   APPENDIX C
                         REPRESENTATIVE STATED AMOUNTS
--------------------------------------------------------------------------------

The following table represents the Single Premium Factors for the determination of the Stated Amount per dollar of Gross Premium, varying by Male and Female (applicable to standard lives).

                MALE                                     FEMALE
-------------------------------------     -------------------------------------
AGE      SP FAC      AGE      SP FAC      AGE      SP FAC      AGE      SP FAC
---     --------     ---     --------     ---     --------     ---     --------
20      12.65742     51       3.32670     20      16.15463     51       4.13678
21      12.20773     52       3.19482     21      15.48558     52       3.97060
22      11.76323     53       3.06987     22      14.83810     53       3.81237
23      11.32222     54       2.95167     23      14.21155     54       3.66170
24      10.88482     55       2.83985     24      13.60662     55       3.51803
25      10.45123     56       2.73405     25      13.02272     56       3.38078
26      10.02300     57       2.63380     26      12.45932     57       3.24928
27       9.60257     58       2.53865     27      11.91653     58       3.12290
28       9.19198     59       2.44827     28      11.39430     59       3.00125
29       8.79287     60       2.36238     29      10.89240     60       2.88420
30       8.40647     61       2.28087     30      10.41067     61       2.77188
31       8.03383     62       2.20360     31       9.94865     62       2.66457
32       7.67547     63       2.13053     32       9.50535     63       2.56258
33       7.33157     64       2.06153     33       9.08002     64       2.46607
34       7.00238     65       1.99645     34       8.67288     65       2.37482
35       6.68772     66       1.93500     35       8.28367     66       2.28843
36       6.38750     67       1.87688     36       7.91217     67       2.20637
37       6.10155     68       1.82180     37       7.55883     68       2.12805
38       5.82963     69       1.76950     38       7.22327     69       2.05307
39       5.57132     70       1.71990     39       6.90517     70       1.98132
40       5.32610     71       1.67297     40       6.60400     71       1.91287
41       5.09358     72       1.62875     41       6.31898     72       1.84795
42       4.87303     73       1.58733     42       6.04912     73       1.78683
43       4.66378     74       1.54873     43       5.79305     74       1.72965
44       4.46520     75       1.51285     44       5.54958     75       1.67632
45       4.27672     76       1.47945     45       5.31792     76       1.62663
46       4.09775     77       1.44823     46       5.09715     77       1.58023
47       3.92765     78       1.41890     47       4.88652     78       1.53675
48       3.76588     79       1.39115     48       4.68553     79       1.49587
49       3.61205     80       1.36485     49       4.49387     80       1.45742
50       2.46573                          50       4.31108

                              PORTFOLIO ARCHITECT
                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                   PROSPECTUS

                  INDIVIDUAL VARIABLE LIFE INSURANCE POLICIES

                                   ISSUED BY

                        THE TRAVELERS INSURANCE COMPANY
                             HARTFORD, CONNECTICUT


                                                                       May, 1997

                          Independent Auditors' Report



The Board of Directors and Shareholder
The Travelers Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                                   /s/ KPMG Peat Marwick LLP
Hartford, Connecticut
January 17, 1997

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


---------------------------------------------------------------------------------------------------
(for the year ended December 31, in millions)                       1996         1995          1994
---------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                          $1,379       $1,496       $ 1,492
Net investment income                                              1,887        1,824         1,702
Realized investment gains                                             65          106            13
Other                                                                298          221           199
---------------------------------------------------------------------------------------------------
         Total revenues                                            3,629        3,647         3,406
---------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                              1,163        1,185         1,216
Interest credited to contractholders                                 830          967           961
Amortization of deferred acquisition costs and
   value of insurance in force                                       281          290           281
Other operating expenses                                             380          368           351
---------------------------------------------------------------------------------------------------
         Total benefits and expenses                               2,654        2,810         2,809
---------------------------------------------------------------------------------------------------

Income from continuing operations before
   federal income taxes                                              975          837           597
---------------------------------------------------------------------------------------------------

Federal income taxes:
  Current expense (benefit)                                          284          233           (96)
  Deferred                                                            58           57           307
---------------------------------------------------------------------------------------------------
         Total federal income taxes                                  342          290           211
---------------------------------------------------------------------------------------------------

Income from continuing operations                                    633          547           386

Discontinued operations, net of income taxes
   Income from operations (net of taxes of $0, $18 and $83)           --           72           150
   Gain on disposition (net of taxes of $14, $68 and $18)             26          131             9
---------------------------------------------------------------------------------------------------
         Income from discontinued operations                          26          203           159
---------------------------------------------------------------------------------------------------

Net income                                                           659          750           545
Retained earnings beginning of year                                2,312        1,562         1,017
Dividends to parent                                                  500           --            --
---------------------------------------------------------------------------------------------------
Retained earnings end of year                                     $2,471       $2,312       $ 1,562
---------------------------------------------------------------------------------------------------





                See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------
(at December 31, in millions)                                                        1996          1995
-------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost, $18,515; $18,187)       $18,846       $18,842
Equity securities, at fair value (cost, $325; $182)                                   332           224
Mortgage loans                                                                      2,883         3,626
Real estate held for sale, net of accumulated depreciation of $0; $9                  297           293
Policy loans                                                                        1,910         1,888
Short-term securities                                                                 891         1,554
Other investments                                                                   1,235           874
-------------------------------------------------------------------------------------------------------
         Total investments                                                         26,394        27,301
-------------------------------------------------------------------------------------------------------
Cash                                                                                   74            73
Investment income accrued                                                             343           338
Premium balances receivable                                                           105           107
Reinsurance recoverables                                                            3,858         4,107
Deferred acquisition costs and value of insurance in force                          2,133         1,962
Separate and variable accounts                                                      9,023         6,949
Other assets                                                                        1,043         1,464
-------------------------------------------------------------------------------------------------------
         Total assets                                                             $42,973       $42,301
-------------------------------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                                              $13,693       $14,525
Future policy benefits                                                             11,450        11,783
Policy and contract claims                                                            536           571
Separate and variable accounts                                                      8,948         6,916
Commercial paper                                                                       50            73
Deferred federal income taxes                                                          57            32
Other liabilities                                                                   1,911         2,173
-------------------------------------------------------------------------------------------------------
         Total liabilities                                                         36,645        36,073
-------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million
 shares authorized, issued and outstanding                                            100           100
Additional paid-in capital                                                          3,170         3,134
Retained earnings                                                                   2,471         2,312
Unrealized investment gains, net of taxes                                             587           682
-------------------------------------------------------------------------------------------------------
         Total shareholder's equity                                                 6,328         6,228
-------------------------------------------------------------------------------------------------------

         Total liabilities and shareholder's equity                               $42,973       $42,301
-------------------------------------------------------------------------------------------------------



                See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           Increase (Decrease) in Cash

----------------------------------------------------------------------------------------------------------
(for the year ended December 31, in millions)                          1996            1995           1994
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Premiums collected                                               $  1,387        $  1,346        $ 1,394
  Net investment income received                                      1,910           1,855          1,719
  Other revenues received (expense paid)                                131              90             (2)
  Benefits and claims paid                                           (1,060)           (846)        (1,115)
  Interest credited to contractholders                                 (820)           (960)          (868)
  Operating expenses paid                                              (343)           (615)          (536)
  Income taxes paid                                                    (328)            (63)           (27)
  Other                                                                 (70)           (137)           (81)
----------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                         807             670            484
      Net cash provided by (used in) discontinued operations           (350)           (596)           233
----------------------------------------------------------------------------------------------------------
      Net cash provided by operations                                   457              74            717
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investments
    Fixed maturities                                                  1,928           1,974          2,528
    Mortgage loans                                                      917             680          1,266
  Proceeds from sales of investments
    Fixed maturities                                                  9,101           6,773          1,316
    Equity securities                                                   479             379            357
    Mortgage loans                                                      178             704            546
    Real estate held for sale                                           210             253            728
  Purchases of investments
    Fixed maturities                                                (11,556)        (10,748)        (4,594)
    Equity securities                                                  (594)           (305)          (340)
    Mortgage loans                                                     (470)           (144)          (102)
  Policy loans, net                                                     (23)           (325)          (193)
  Short-term securities, (purchases) sales, net                         498             291           (367)
  Other investments, (purchases) sales, net                            (137)           (267)          (299)
  Securities transactions in course of settlement                       (52)            258             24
  Net cash provided by (used in) investing activities of
    discontinued operations                                             348           1,425           (261)
----------------------------------------------------------------------------------------------------------
      Net cash provided by investing activities                         827             948            609
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance (redemption) of short-term debt, net                         (23)             (1)            73
  Contractholder fund deposits                                        2,493           2,705          1,951
  Contractholder fund withdrawals                                    (3,262)         (3,755)        (3,357)
  Dividends to parent company                                          (500)             --             --
  Return of capital to parent company                                    --              --            (23)
  Net cash provided by financing activities
    of discontinued operations                                           --              --             84
 Other                                                                    9              --             (2)
----------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                          (1,283)         (1,051)        (1,274)
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                    $      1        $    (29)       $    52
----------------------------------------------------------------------------------------------------------
Cash at December 31                                                $     74        $     73        $   102
----------------------------------------------------------------------------------------------------------


                 See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     NATURE OF OPERATIONS

       The Travelers Insurance Company and Subsidiaries (the Company) is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI). TIGI is an indirect wholly owned subsidiary of Travelers Group Inc. (Travelers Group), a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services; (iii) Property & Casualty Insurance Services; and (iv) Life Insurance Services (through the Company). The periodic reports of Travelers Group provide additional business and financial information concerning that company and its consolidated subsidiaries.

       The Company principally operates through two major business units within its Life Insurance Services segment:

       - TRAVELERS LIFE AND ANNUITY offers fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance to individuals and small businesses. It also provides group pension products, including guaranteed investment contracts and group annuities for employer-sponsored retirement and savings plans. These products are primarily marketed through The Copeland Companies (Copeland), an indirect, wholly owned subsidiary of the Company, the Financial Consultants of Smith Barney Inc., an affiliate of the Company, and a core group of approximately 500 independent agencies. The Company's Corporate and Other Segment was absorbed into Travelers Life and Annuity during the second quarter of 1996.

       - PRIMERICA LIFE INSURANCE offers individual life products, primarily term insurance, to consumers through a nationwide sales force of more than 86,000 full and part-time independent representatives.

       The Company sold group life and health insurance through its Managed Care and Employee Benefits Operations segment (MCEBO) through 1994. See Note 4.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Significant accounting policies used in the preparation of the accompanying financial statements follow.

       Basis of presentation

       The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance subsidiaries of the Company are: The Travelers Life and Annuity Company (TLAC), and Primerica Life Insurance Company (Primerica Life) and its subsidiary National Benefit Life Insurance Company (NBL).

       As discussed in Note 4 of Notes to Consolidated Financial Statements, in January 1995 the group life insurance and related businesses of the Company were sold to Metropolitan Life Insurance Company (MetLife) and also in January 1995, the group medical component was exchanged for a 42% interest in The MetraHealth Companies, Inc. (MetraHealth). The Company's interest in MetraHealth was sold on October 2, 1995 and through that date had been accounted for on the equity method. The Company's discontinued operations reflect the results of the medical insurance business not transferred, the equity interest in the earnings of MetraHealth through October 2, 1995 (date of sale) and the gains from the sales of these businesses. All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's MCEBO segment in 1994. MCEBO marketed group life and health insurance, managed health care programs and administrative services associated with employee benefit plans.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       In September 1995, Travelers Group made a pro rata distribution to its stockholders of shares of Class A Common Stock of Transport Holdings Inc., which at the time was a wholly owned subsidiary of Travelers Group and was the indirect owner of the business of Transport Life Insurance Company (Transport Life). Immediately prior to this distribution, the Company distributed Transport Life, an indirect wholly owned subsidiary of the Company, to TIGI, as a return of capital.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

       As more fully described in Note 4, all of the operations comprising MCEBO are presented as a discontinued operation and, accordingly, prior year amounts have been restated.

       Certain prior year amounts have been reclassified to conform with the 1996 presentation.

       Investments

       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

       Equity securities, which include common and nonredeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

       Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1996 and 1995.

       Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value of foreclosed properties is established at time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1996 and 1995.

       Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Accrual of income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

       Derivative Financial Instruments

       The Company uses derivative financial instruments, including financial futures contracts, equity options, forward contracts and interest rate swaps and caps, as a means of hedging exposure to interest rate, equity price and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

       Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

       Forward contracts, equity options, and interest rate swaps and caps were not significant at December 31, 1996 and 1995. Information concerning derivative financial instruments is included in Note 8.

       Investment Gains and Losses

       Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

       Policy Loans

       Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

       Deferred Acquisition Costs and Value of Insurance in Force

       Costs of acquiring individual life insurance, annuities and health business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance and guaranteed renewable health contracts, including long-term care, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 10- to 25-year amortization period is used; for guaranteed renewable health, a 10- to 20-year period, and a 10- to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

       Separate and Variable Accounts

       Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

       Goodwill

       Goodwill represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount is regularly reviewed for indication of impairment in value, which in the view of management, would be other than temporary. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

       Contractholder Funds

       Contractholder funds represent receipts from the issuance of universal life, pension investment and certain deferred annuity contracts. Contractholder Fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 8.6%.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Future Policy Benefits

       Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10.0%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

       Permitted Statutory Accounting Practices

       The Company, whose insurance subsidiaries are domiciled principally in Connecticut and Massachusetts, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of those states. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

       Premiums

       Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

       Other Revenues

       Other revenues include surrender, mortality and administrative charges and fees as earned on investment, universal life and other insurance contracts. Other revenues also include gains and losses on dispositions of assets and operations other than realized investment gains and losses and revenues of non-insurance subsidiaries.

       Interest Credited to Contractholders

       Interest credited to contractholders represents amounts earned by universal life, pension investment and certain deferred annuity contracts in accordance with contract provisions.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Federal Income Taxes

       The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

       Future Application of Accounting Standards

       In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". FAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued FAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. The adoption of the provisions of this statement effective January 1, 1997 will not have a material impact on results of operations, financial condition or liquidity and the Company is currently evaluating the impact of the provisions whose effective date has been delayed until January 1, 1998.

3.     CHANGES IN ACCOUNTING PRINCIPLES

       Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of

       Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires that long-lived assets to be disposed (e.g., real estate held for sale) be carried at the lower of cost or fair value less cost to sell and does not allow such assets to be depreciated. The adoption of this standard did not have a material impact on the Company's results of operations, financial condition, or liquidity.

       Accounting for Stock-Based Compensation

       The Company participates in a stock option plan sponsored by Travelers Group that provides for the granting of stock options in Travelers Group common stock to officers and key employees. The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. In October 1995, the Financial Accounting Standards Board issued

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.     CHANGES IN ACCOUNTING PRINCIPLES, Continued

       Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options. Had the Company applied FAS 123 in accounting for stock options, net income would have been reduced by $2.8 million and $1.3 million in 1996 and 1995, respectively.

       Accounting by Creditors for Impairment of a Loan

       Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements amended existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. Their adoption did not have a material impact on the Company's results of operations, financial condition, or liquidity.

4.     DISPOSITIONS AND DISCONTINUED OPERATIONS

       In December 1994, the Company and its affiliates sold their group dental insurance business to MetLife for $52 million and recognized a gain of $9 million net of taxes. On January 3, 1995, the Company and its affiliates completed the sale of their group life and related non-medical group insurance businesses to MetLife for $350 million and recognized in the first quarter of 1995 a gain of $20 million net of taxes. In connection with the sale, the Company ceded 100% of its risks in the group life and related businesses to MetLife on an indemnity reinsurance basis, effective January 1, 1995. In connection with the reinsurance transaction, the Company transferred assets with a fair market value of approximately $1.5 billion to MetLife, equal to the statutory reserves and other liabilities transferred.

       On January 3, 1995, the Company and MetLife and certain of their affiliates, formed the MetraHealth joint venture by contributing their group medical businesses to MetraHealth, in exchange for shares of common stock of MetraHealth. No gain was recognized as a result of this transaction. Upon formation of the joint venture, the Company owned 42% of the outstanding capital stock of MetraHealth, TIGI owned 8% and the other 50% was owned by MetLife and its affiliates. In March 1995, MetraHealth acquired HealthSpring, Inc. for common stock of MetraHealth resulting in a reduction in the participation of the Company and TIGI, and MetLife in the MetraHealth venture to 48.25% each. As the medical insurance business of the Company came due for renewal, the risks were transferred to MetraHealth and the related operating results for this medical insurance business were reported by the Company in 1995 as part of discontinued operations.

       On October 2, 1995, the Company and its affiliates completed the sale of their ownership in MetraHealth to United HealthCare Corporation and through that date had accounted for its interest in MetraHealth on the equity method. Gross proceeds to the Company in 1995 were $708 million in cash recognizing a gain of $111 million after-tax. During 1996 the Company received a contingency payment based on MetraHealth's 1995 results. In conjunction with this payment, certain reserves associated with the group medical business and exit costs related to the discontinued operations were reevaluated resulting in a final after-tax gain of $26 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


4.     DISPOSITIONS AND DISCONTINUED OPERATIONS, Continued

       All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's MCEBO segment in 1994. The Company's discontinued operations in 1996 and 1995 reflect the results of the medical insurance business not transferred, the equity interest in the earnings of MetraHealth through October 2, 1995 (date of sale) and the gains from sales of these businesses. Revenues from discontinued operations for the years ended December 31, 1996, 1995 and 1994 amounted to $85.6 million, $1.2 billion and $3.3 billion, respectively. The assets and liabilities of the discontinued operations have not been segregated in the consolidated balance sheet as of December 31, 1996 and 1995. The assets and liabilities of the discontinued operations consist primarily of investments and insurance-related assets and liabilities. At December 31, 1996, these assets and liabilities each amounted to $180 million. At December 31, 1995, these assets and liabilities each amounted to $1.8 billion.

       In September 1995, Travelers Group made a pro rata distribution to its stockholders of shares of Class A Common Stock of Transport Holdings Inc., which at the time was a wholly owned subsidiary of Travelers Group and was the indirect owner of the business of Transport Life. Immediately prior to this distribution, the Company distributed Transport, an indirect, wholly owned subsidiary of the Company, to TIGI, as a return of capital, resulting in a reduction in additional paid-in capital of $334 million. The results of Transport through September 1995 are included in income from continuing operations.

5.     COMMERCIAL PAPER AND LINES OF CREDIT

       The Company issues commercial paper directly to investors and had $50 million outstanding at December 31, 1996. The Company maintains unused credit availability under bank lines of credit at least equal to the amount of the outstanding commercial paper. Interest expense related to the commercial paper was not significant in 1996.

       Travelers Group, Commercial Credit Company (CCC) (an indirect wholly owned subsidiary of Travelers Group) and the Company have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of Travelers Group, CCC or the Company. The Company's participation in this agreement is limited to $250 million. The revolving credit facility consists of a five-year revolving credit facility which expires in 2001. At December 31, 1996, $100 million was allocated to the Company. Under this facility the Company is required to maintain certain minimum equity and risk-based capital levels. At December 31, 1996, the Company was in compliance with these provisions. There were no amounts outstanding under this agreement at December 31, 1996 and 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.     REINSURANCE

       The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured. Since June 1994, the Company is reinsuring its life insurance risks via first dollar quota share treaties on an 80%/20% basis. Maximum retention of $1.5 million is generally reached on policies in excess of $7.5 million. For other plans of insurance it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies which vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $1.5 million.

       The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, Travelers Property Casualty Corp. (TAP).

       A summary of reinsurance financial data reflected within the consolidated statement of operations and retained earnings is presented below (in millions):

-------------------------------------------------------------------------------
                                             1996           1995           1994
-------------------------------------------------------------------------------
Written Premiums:
   Direct                                 $ 1,982        $ 2,166        $ 2,153

   Assumed from:
      Non-affiliated companies                  5             --             --

   Ceded to:
      Affiliated companies                   (284)          (374)          (358)
      Non-affiliated companies               (309)          (302)          (306)
-------------------------------------------------------------------------------
   Total net written premiums             $ 1,394        $ 1,490        $ 1,489
-------------------------------------------------------------------------------


Earned Premiums:
   Direct                                 $ 1,897        $ 2,067        $ 2,301

   Assumed from:
      Non-affiliated companies                  5             --             --

   Ceded to:
      Affiliated companies                   (219)          (283)          (384)
      Non-affiliated companies               (315)          (298)          (305)
-------------------------------------------------------------------------------
   Total  net earned premiums             $ 1,368        $ 1,486        $ 1,612
-------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.     REINSURANCE, Continued

       Reinsurance recoverables at December 31, include amounts recoverable on unpaid and paid losses and were as follows (in millions):

--------------------------------------------------------------------------------
                                                             1996           1995
--------------------------------------------------------------------------------
Reinsurance Recoverables:
   Life and accident and health business:
      Non-affiliated companies                             $1,497         $1,744

   Property-casualty business:
      Affiliated companies                                  2,361          2,363
--------------------------------------------------------------------------------

   Total  Reinsurance Recoverables                         $3,858         $4,107
================================================================================

       Total reinsurance recoverables at December 31, 1996 and 1995 include $720 million and $929 million, respectively, from MetLife in connection with the sale of the Company's group life and related businesses. See Note 4.

7.     SHAREHOLDER'S EQUITY

       Additional Paid-In Capital

       The increase of $36 million in additional paid-in capital during 1996 is due primarily to contributions of non-insurance subsidiaries from TIGI.

       Unrealized Investment Gains (Losses)

       An analysis of the change in unrealized gains and losses on investments is shown in Note 15.

       Shareholder's Equity and Dividend Availability

       The Company's statutory net income, which includes all insurance subsidiaries, was $656 million, $235 million and $100 million for the years ended December 31, 1996, 1995 and 1994, respectively.

       The Company's statutory capital and surplus was $3,442 million and $3,197 million at December 31, 1996 and 1995, respectively.

       The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $507 million is available in 1997 for dividend payments by the Company without prior approval of the Connecticut Insurance Department.

       In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk based capital levels. The Company is in compliance with these covenants at December 31, 1996.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.     DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL
       INSTRUMENTS

       Derivative Financial Instruments

       The Company uses derivative financial instruments, including financial futures, equity options, forward contracts and interest rate swaps as a means of hedging exposure to foreign currency, equity price changes and/or interest rate risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes.

       These derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts calculated to be due the Company on such contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties.

       The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

       The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

       Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

       At December 31, 1996 and 1995, the Company held financial futures contracts with notional amounts of $169 million and $68 million, respectively, and a deferred gain of $1 million and a deferred loss of $.2 million, respectively. Total gains from financial futures of $2 million were deferred at December 31, 1996. These deferred gains, which relate to anticipated investment purchases and investment product sales expected to occur by the end of the second quarter of 1997, are reported as other liabilities. At December 31, 1996 and 1995, the Company's futures contracts had no fair value because these contracts are marked to market and settled in cash daily.

       The off-balance sheet risks of equity options, forward contracts, and interest rate swaps were not significant at December 31, 1996 and 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The Company purchased a 5-year interest rate cap, with a notional amount of $200 million, from Travelers Group in 1995 to hedge against losses that could result from increasing interest rates. This instrument, which does not have off-balance sheet risk, gives the Company the right to receive payments if interest rates exceed specific levels at specific dates. The premium of $2 million paid for this instrument is being amortized over its life. The interest rate cap asset is reported at fair value which is $1 million at December 31, 1996.

       Financial Instruments with Off-Balance Sheet Risk

       In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1996 and 1995.

       Fair Value of Certain Financial Instruments

       The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments which are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

       At December 31, 1996 and 1995, investments in fixed maturities had a carrying value and a fair value of $18.8 billion. See Note 15.

       At December 31, 1996, mortgage loans had a carrying value of $2.9 billion, which approximated fair value, compared with a carrying value of $3.6 billion, which approximated fair value at December 31, 1995. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

       The carrying values of $154 million and $647 million of financial instruments classified as other assets approximated their fair values at December 31, 1996 and 1995, respectively. The carrying values of $825 million and $1.3 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 1996 and 1995, respectively. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

       At December 31, 1996, contractholder funds with defined maturities had a carrying value of $1.7 billion and a fair value of $1.7 billion, compared with a carrying value of $2.4 billion and a fair value of $2.5 billion at December 31, 1995. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $9.1 billion and a fair value of $8.8 billion at December 31, 1996, compared with a carrying value of $9.3 billion and a fair value of $9.0 billion at December 31, 1995. These contracts generally are valued at surrender value.

       The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $1.1 billion and $1.1 billion, respectively, at December 31, 1996, compared with a carrying value and a fair value of $1.5 billion and $1.6 billion, respectively, at December 31, 1995. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $1.0 billion and $.9 billion, respectively, at December 31, 1996, compared with a carrying value and a fair value of $1.5 billion and $1.4 billion, respectively, at December 31, 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The carrying values of cash, short-term securities, investment income accrued and commercial paper approximated their fair values.

       The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

9.     COMMITMENTS AND CONTINGENCIES

       Financial Instruments with Off-Balance Sheet Risk

       See Note 8 for a discussion of financial instruments with off-balance sheet risk.

       Litigation

       The Company is a defendant or codefendant in various litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1996, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

10.    BENEFIT PLANS

       Pension Plans

       The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Travelers Group covering the majority of Travelers Group's U.S. employees. Benefits for the qualified plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

       The Company also participates in a nonqualified, noncontributory defined benefit pension plan sponsored by an affiliate covering the majority of the Company's U.S. employees. Contributions are based on benefits paid.

       The Company's share of net pension expense was not significant for 1996, 1995 and 1994.

       Through plans sponsored by TIGI, the Company also provides defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was not significant in 1996, 1995 and 1994.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


10.    BENEFIT PLANS, Continued

       Other Benefit Plans

       In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees through a plan sponsored by TIGI. Retirees may elect certain prepaid health care benefit plans. Life insurance benefits are generally set at a fixed amount. Beginning January 1, 1996, these plans were amended to restrict benefit eligibility to retirees and certain retiree-eligible employees. The cost recognized by the Company for these benefits represents its allocated share of the total costs of the plan, net of retiree contributions. The Company's share of the total cost of the plan for 1996, 1995 and 1994 was not significant.

       401(K) Savings Plan

       Under the savings, investment and stock ownership plan available to substantially all employees of TIGI, the Company matches a portion of employee contributions. Effective April 1, 1993, the match decreased from 100% to 50% of an employee's first 5% contribution and a variable match based on the profitability of TIGI and its subsidiaries was added through December 31, 1995. Effective January 1, 1996, the match remained at 50% of an employee's first 5% contribution with a maximum of $1,000. Effective January 1, 1997, employee contributions will be matched with Travelers Group stock options. The Company's matching obligation was not significant in 1996, 1995 and 1994.

11.    RELATED PARTY TRANSACTIONS

       The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by the Company. Settlements for these payments between the Company and its affiliates are made regularly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

       An affiliate maintains a short-term investment pool in which the Company participates. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1996 and 1995, the pool totaled approximately $2.9 billion and $2.2 billion, respectively. The Company's share of the pool amounted to $196 million and $1.4 billion at December 31, 1996 and 1995, respectively, and is included in short-term securities in the consolidated balance sheet.

       The Company sells structured settlement annuities to TAP in connection with the settlement of certain policyholder obligations. Such deposits were $40 million, $38 million and $39 million for 1996, 1995 and 1994, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



11.    RELATED PARTY TRANSACTIONS, Continued

       The Company markets deferred annuity products and life and health insurance through its affiliate, Smith Barney Inc. Premiums and deposits related to these products were $820 million, $583 million and $161 million in 1996, 1995 and 1994, respectively.

       At December 31, 1996 and 1995, the Company had an investment of $22 million and $24 million, respectively, in bonds of its affiliate, CCC. This is included in fixed maturities in the consolidated balance sheet.

       The Company had an investment of $648 million and $445 million in common stock of Travelers Group at December 31, 1996 and 1995, respectively. This investment is carried at fair value.

12.    LEASES

       Most leasing functions for TIGI and its subsidiaries are administered by TAP. In 1996, TAP assumed the obligations for several leases. Rent expense related to all leases are shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $24 million, $22 million and $23 million in 1996, 1995 and 1994, respectively.

       -----------------------------------------------------------
                                                 Minimum operating
       (in millions)                               rental payments
       -----------------------------------------------------------
       Year ending December 31,
             1997                                             $ 57
             1998                                               49
             1999                                               41
             2000                                               39
             2001                                               42
             Thereafter                                        362
       -----------------------------------------------------------
                                                              $590
       -----------------------------------------------------------

       The Company is reimbursed by affiliates of TIGI for utilization of space and equipment. Future sublease rental income of approximately $92 million will partially offset these commitments. Minimum future capital lease payments are not significant.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13.    FEDERAL INCOME TAXES

       (in millions)                                      1996           1995          1994
       -------------------------------------------------------------------------------------
       Effective tax rate
       Income before federal income taxes                 $975           $837          $597
       Statutory tax rate                                   35%            35%           35%
       -------------------------------------------------------------------------------------
       Expected federal income taxes                      $341           $293          $209
       Tax effect of:
          Nontaxable investment income                      (3)            (4)           (4)
          Other, net                                         4              1             6
       -------------------------------------------------------------------------------------
       Federal income taxes (benefit)                     $342           $290          $211
       -------------------------------------------------------------------------------------
       Effective tax rate                                   35%            35%           35%
       -------------------------------------------------------------------------------------
       Composition of federal income taxes
       Current:
          United States                                   $263           $220         $(108)
          Foreign                                           21             13            12
       -------------------------------------------------------------------------------------
             Total                                         284            233           (96)
       -------------------------------------------------------------------------------------
       Deferred:
          United States                                     57             52           302
          Foreign                                            1              5             5
       -------------------------------------------------------------------------------------
             Total                                          58             57           307
       -------------------------------------------------------------------------------------
       Federal income taxes                               $342           $290          $211
       -------------------------------------------------------------------------------------

       Tax benefits allocated directly to shareholder's equity for the years ended December 31, 1996 and 1995 were $8 million and $7 million, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13.    FEDERAL INCOME TAXES, Continued

       The net deferred tax liabilities at December 31, 1996 and 1995 were comprised of the tax effects of temporary differences related to the following assets and liabilities:


       (in millions)                                                            1996      1995
       ---------------------------------------------------------------------------------------
       Deferred tax assets:
         Benefit, reinsurance and other reserves                               $ 510     $ 447
         Contractholder funds                                                     32        54
         Operating lease reserves                                                 71        56
         Other employee benefits                                                 104        74
         Other                                                                   121       208
       ---------------------------------------------------------------------------------------
           Total                                                                 838       839
       ---------------------------------------------------------------------------------------
       Deferred tax liabilities:
         Deferred acquisition costs and value of insurance in force              571       538
         Investments, Net                                                        131       152
         Other                                                                    93        81
       ---------------------------------------------------------------------------------------
           Total                                                                 795       771
       ---------------------------------------------------------------------------------------
       Net deferred tax asset before valuation allowance                          43        68
       Valuation allowance for deferred tax assets                              (100)     (100)
       ---------------------------------------------------------------------------------------
       Net deferred tax (liability) asset after valuation allowance            $ (57)    $ (32)
       ---------------------------------------------------------------------------------------

       Starting in 1994 and continuing for at least five years, the Company and its life insurance subsidiaries will file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated return on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13.    FEDERAL INCOME TAXES, Continued

       A net deferred tax asset valuation allowance of $100 million has been established to reduce the deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and the consolidated federal income tax return of Travelers Group commencing in 1999, or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1996. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

       At December 31, 1996, the Company has no ordinary or capital loss carryforwards.

       The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $932 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) would be approximately $326 million.

14.    NET INVESTMENT INCOME


       (For the year ended December 31, in millions)            1996           1995           1994
       -------------------------------------------------------------------------------------------
       Gross investment income
       Fixed maturities                                       $1,328         $1,191         $1,082
       Mortgage loans                                            331            419            511
       Policy loans                                              156            163            110
       Real estate held for sale                                  94            111            174
       Other                                                      77             97             52
       -------------------------------------------------------------------------------------------
                                                               1,986          1,981          1,929
       -------------------------------------------------------------------------------------------

       Investment expenses                                        99            157            227
       -------------------------------------------------------------------------------------------
       Net investment income                                  $1,887         $1,824         $1,702
       -------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES)

       Realized investment gains (losses) for the periods were as follows:

       (For the year ended December 31, in millions)            1996          1995         1994
       ----------------------------------------------------------------------------------------
       Realized
       Fixed maturities                                         $(63)         $(43)         $(3)
       Equity securities                                          47            36           18
       Mortgage loans                                             49            47            -
       Real estate held for sale                                  33            18            -
       Other                                                      (1)           48           (2)
       -----------------------------------------------------------------------------------------
       Realized investment gains                                $ 65          $106          $13
       ----------------------------------------------------------------------------------------

       Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follows:

       (For the year ended December 31, in millions)           1996           1995            1994
       -------------------------------------------------------------------------------------------
       Unrealized
       Fixed maturities                                       $(323)        $1,974         $(1,319)
       Equity securities                                        (35)            46             (25)
       Other                                                    220            200             165
       -------------------------------------------------------------------------------------------
                                                               (138)         2,220          (1,179)
       Related taxes                                            (43)           778            (412)
       -------------------------------------------------------------------------------------------
       Change in unrealized investment gains (losses)           (95)         1,442            (767)
       Balance beginning of year                                682           (760)              7
       -------------------------------------------------------------------------------------------
       Balance end of year                                    $ 587         $  682         $  (760)
       --------------------------------------------------------------------------------------------

       The initial adoption of FAS 115 resulted in an increase of approximately $232 million (net of taxes) to net unrealized gains in 1994.

       Fixed Maturities

       Proceeds from sales of fixed maturities classified as available for sale were $9.1 billion and $6.8 billion in 1996 and 1995, respectively. Gross gains of $107 million and $80 million and gross losses of $175 million and $124 million in 1996 and 1995, respectively, were realized on those sales.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The amortized cost and fair value of investments in fixed maturities were as follows:

       ---------------------------------------------------------------------------------------------
       December 31, 1996
       ---------------------------------------------------------------------------------------------
                                                               Gross           Gross
                                          Amortized       unrealized      unrealized            Fair
       (in millions)                           cost            gains          losses           value
       ---------------------------------------------------------------------------------------------
       Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                     $ 3,755             $ 69             $23         $ 3,801
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                  1,188               50               4           1,234
          Obligations of states,
             municipalities and
             political subdivisions              76                1               1              76
          Debt securities issued by
             foreign governments                565               24               3             586
          All other corporate bonds          12,925              259              41          13,143
          Redeemable preferred stock              6                -               -               6
       ---------------------------------------------------------------------------------------------
          Total                             $18,515             $403             $72         $18,846
       ---------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       -----------------------------------------------------------------------------------------------
       December 31, 1995
       -----------------------------------------------------------------------------------------------
                                                                 Gross           Gross
                                          Amortized         unrealized      unrealized            Fair
       (in millions)                           cost              gains          losses           value
       -----------------------------------------------------------------------------------------------
       Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                     $ 4,174               $103             $15         $ 4,262
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                  1,327                116               -           1,443
          Obligations of states,
             municipalities and
             political subdivisions              91                  2               -              93
          Debt securities issued by
             foreign governments                311                 17               -             328
          All other corporate bonds          12,283                442              10          12,715
          Redeemable preferred stock              1                  -               -               1
       -----------------------------------------------------------------------------------------------
          Total                             $18,187               $680             $25         $18,842
       -----------------------------------------------------------------------------------------------


       The amortized cost and fair value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

       -------------------------------------------------------------------------------------------
       Maturity                                                            Amortized          Fair
       (in millions)                                                            cost         value
       -------------------------------------------------------------------------------------------
       Due in one year or less                                               $   971       $   975
       Due after 1 year through 5 years                                        4,970         5,043
       Due after 5 years through 10 years                                      4,871         4,946
       Due after 10 years                                                      3,949         4,083
       -------------------------------------------------------------------------------------------
                                                                              14,761        15,047
       Mortgage-backed securities                                              3,754         3,799
       -------------------------------------------------------------------------------------------
          Total                                                              $18,515       $18,846
       -------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The Company makes investments in collateralized mortgage obligations
       (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

       At December 31, 1996 and 1995, the Company held CMOs, classified as available for sale with a fair value of $1.9 billion and $2.3 billion, respectively. Approximately 88% and 89% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1996 and 1995. In addition, the Company held $843.5 million and $917 million of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1996 and 1995, respectively. Virtually all of these securities are rated AAA. The Company also held $1.4 billion and $1.3 billion of securities that are backed primarily by credit card or car loan receivables at December 31, 1996 and 1995, respectively.

       Equity Securities

       The cost and fair values of investments in equity securities were as follows:

       ---------------------------------------------------------------------------------------
       December 31, 1996
       ---------------------------------------------------------------------------------------
                                                            Gross         Gross
                                                       unrealized    unrealized           Fair
       (in millions)                           Cost         gains        losses          value
       ---------------------------------------------------------------------------------------
       Common stocks                           $211           $38           $30           $219
       Nonredeemable preferred stocks           114             2             3            113
       ---------------------------------------------------------------------------------------
         Total                                 $325           $40           $33           $332
       ---------------------------------------------------------------------------------------


       ---------------------------------------------------------------------------------------
       December 31, 1995
       ---------------------------------------------------------------------------------------
                                                            Gross        Gross
                                                       unrealized   unrealized           Fair
       (in millions)                           Cost         gains       losses          value
       ---------------------------------------------------------------------------------------
       Common stocks                           $138           $48           $5           $181
       Nonredeemable preferred stocks            44             2            3             43
       --------------------------------------------------------------------------------------
         Total                                 $182           $50           $8           $224
       --------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Proceeds from sales of equity securities were $479 million and $379 million in 1996 and 1995, respectively. Gross gains of $64 million and $27 million and gross losses of $11 million and $2 million in 1996 and 1995, respectively, were realized on those sales.

       Real estate held for sale and mortgage loans

       Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.


       At December 31, 1996 and 1995, the Company's real estate held for sale and mortgage loan portfolios consisted of the following (in millions):

       ----------------------------------------------------------------------------
                                                                1996           1995
       ----------------------------------------------------------------------------
       Current mortgage loans                                 $2,832         $3,385

       Underperforming mortgage loans                             51            241
       ----------------------------------------------------------------------------
              Total                                            2,883          3,626
       ----------------------------------------------------------------------------

       Real estate held for sale                                 297            293
       ----------------------------------------------------------------------------
              Total                                           $3,180         $3,919
       ----------------------------------------------------------------------------


       Aggregate annual maturities on mortgage loans at December 31, 1996 are as follows:

       ----------------------------------------------------
       (in millions)
       ----------------------------------------------------
       Past maturity                                 $   78
       1997                                             299
       1998                                             349
       1999                                             293
       2000                                             364
       2001                                             224
       Thereafter                                     1,276
       ----------------------------------------------------
           Total                                     $2,883
       ----------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Concentrations

       At December 31, 1996 and 1995, the Company had no concentration of credit risk in a single investee exceeding 10% of consolidated shareholder's equity.

       The Company participates in a short-term investment pool maintained by an affiliate. See Note 11.

       Included in fixed maturities are below investment grade assets totaling $1.1 billion and $1.0 billion at December 31, 1996 and 1995, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

       The Company also had concentrations of investments, primarily fixed maturities, in the following industries:

       ---------------------------------------------------------------------------------------------------
       (in millions)                                                                1996              1995
       ---------------------------------------------------------------------------------------------------
       Banking                                                                    $1,959            $1,226
       Finance                                                                     1,823             1,491
       Electric utilities                                                          1,093             1,023
       Oil and gas                                                                   652               861
       ---------------------------------------------------------------------------------------------------

       Below investment grade assets included in the totals above, were as follows:

       ---------------------------------------------------------------------------------------------------
       (in millions)                                                                1996              1995
       ---------------------------------------------------------------------------------------------------
       Banking                                                                     $   1            $    8
       Finance                                                                        65                56
       Electric utilities                                                             49                26
       Oil and gas                                                                    58                66
       ---------------------------------------------------------------------------------------------------

       At December 31, 1996 and 1995, concentrations of mortgage loans were for properties located in highly populated areas in the states listed below:

       ---------------------------------------------------------------------------------------------------
       (in millions)                                                                1996              1995
       ---------------------------------------------------------------------------------------------------
       California                                                                 $  643         $     736
       New York                                                                      297               400
       ---------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Other mortgage loan investments are relatively evenly dispersed throughout the United States, with no holdings in any state exceeding $258 million and $332 million at December 31, 1996 and 1995, respectively.

       Concentrations of mortgage loans by property type at December 31, 1996 and 1995 were as follows:

       ----------------------------------------------------------------------------------------------
       (in millions)                                                              1996           1995
       ----------------------------------------------------------------------------------------------
       Office                                                                   $1,195         $1,513
       Agricultural                                                                677            556
       Retail                                                                      307            426
       Apartment                                                                   284            580
       ----------------------------------------------------------------------------------------------

       The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

       Non-Income Producing Investments

       Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were as follows:


       ----------------------------------------------------------------------------------------
       (in millions)                                                           1996        1995
       ----------------------------------------------------------------------------------------
       Mortgage loans                                                           $ 7         $18
       Real estate                                                               37          65
       Fixed maturities                                                           -           4
       ----------------------------------------------------------------------------------------
       Total                                                                    $44         $87
       ----------------------------------------------------------------------------------------


       Restructured Investments

       The Company had mortgage loans and debt securities which were restructured at below market terms totaling approximately $18 million and $67 million at December 31, 1996 and 1995, respectively. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans amounted to $5 million in 1996 and $16 million in 1995. Interest on these assets, included in net investment income, aggregated $2 million and $8 million in 1996 and 1995, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



16.    DEPOSIT FUNDS AND RESERVES

       At December 31, 1996, the Company had $21.9 billion of life and annuity deposit funds and reserves. Of that total, $11.6 billion is not subject to discretionary withdrawal based on contract terms. The remaining $10.3 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $1.7 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $5.4 billion of the life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 5.0%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $3.2 billion of liabilities are surrenderable without charge. More than 11% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

17.    RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING
       ACTIVITIES

       The following table reconciles net income to net cash provided by operating activities:


       ----------------------------------------------------------------------------------------
       (For the year ended December 31, in millions)           1996          1995          1994
       ----------------------------------------------------------------------------------------
       Net income from continuing operations                  $ 633         $ 547         $ 386
          Adjustments to reconcile net income to
           net cash provided by operating activities
           Realized gains                                       (65)         (106)          (13)
           Deferred federal income taxes                         58            57           307
           Amortization of deferred policy acquisition
              costs and value of insurance in force             281           290           281
           Additions to deferred policy acquisition costs      (350)         (454)         (435)
           Investment income accrued                              2            (9)          (47)
           Premium balances receivable                           (6)           (8)            5
           Insurance reserves and accrued expenses               (1)          291           212
           Other                                                255            62          (212)
       ----------------------------------------------------------------------------------------
           Net cash provided by
               operating activities                             807           670           484
           Net cash provided by (used in)
               discontinued operations                         (350)         (596)          233
       ----------------------------------------------------------------------------------------
           Net cash provided by
               operations                                     $ 457         $  74         $ 717
       ----------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



18.    NONCASH INVESTING AND FINANCING ACTIVITIES

       Significant noncash investing and financing activities include: a) the 1995 transfer of assets with a fair market value of approximately $1.5 billion and statutory reserves and other liabilities of approximately $1.5 billion to MetLife (see Note 4); b) the 1995 return of capital of Transport to TIGI (see Note 4); c) the acquisition of real estate through foreclosures of mortgage loans amounting to $117 million, $97 million and $229 million in 1996, 1995 and 1994, respectively; d) the acceptance of purchase money mortgages for sales of real estate aggregating $23 million, $27 million and $96 million in 1996, 1995 and 1994, respectively; and e) the 1994 exchange of $23 million of the Company's investment in Travelers Group common stock for $35 million of Travelers Group nonredeemable preferred stock.

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Section 33-320a of the Connecticut General Statutes regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

o  The facing sheet.

o  The Prospectus.

o  The undertaking to file reports.

o  The signatures.

o  Written consents of the following persons:

     A. Consent of Katherine M. Sullivan, General Counsel, to the filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.) (Incorporated herein by reference to Exhibit 11 to the Registration Statement on Form S-6 filed October 29, 1996.)

     B. Consent and Actuarial Opinion of Mahir A. Dugentas, ASA, pertaining to the illustrations contained in the Prospectus. (Incorporated herein by reference to Exhibit B to the Registration Statement on Form S-6 filed October 29 1996.)

     C. Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants.

o  The following Exhibits:

     1. Resolution of the Board of Directors of The Travelers Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form S-6 filed October 29, 1996.)

     2.    Not applicable.

     3(a). Form of Distribution Agreement among the Registrant, The Travelers
           Insurance Company and Tower Square Securities, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form S-6 filed October 29, 1996.)

     3(b). Specimen Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form S-6 filed October 29, 1996.)

     3(c). Agents Agreement, including schedule of sales commissions.

     4.    None

     5. Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-6 filed October 29, 1996.)

     6(a). Charter of The Travelers Insurance Company, as amended on October
           19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form S-6 filed October 29, 1996.)

     6(b). By-Laws of The Travelers Insurance Company, as amended on October
           20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form S-6 filed October 29, 1996.)

     7.    None
     8.    None
     9.    None

    10.    Application for Variable Life Insurance Policy.

    11. Opinion of Katherine M. Sullivan, General Counsel, regarding the legality of securities being registered. (Incorporated herein by reference to Exhibit 11 to the Registration Statement on Form S-6 filed October 29, 1996.)

    12. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 13 to the Registration Statement on Form S-6 filed October 29, 1996.)

    13. Memorandum concerning transfer and redemption procedures, as required by Rule 6e-3(T)(b)(12)(ii). (Incorporated herein by reference to Exhibit 13 to the Registration Statement on Form S-6 filed October 29, 1996.)

    27.    Financial Data Schedule of The Travelers Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Variable Life Insurance Separate Account Four, has duly caused this pre-effective amendment No. 1 to this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, and State of Connecticut, on the 16th day of April, 1997.


         THE TRAVELERS VARIABLE LIFE INSURANCE SEPARATE ACCOUNT FOUR
                                  (Registrant)



                      By:  *IAN R. STUART
                           Ian R. Stuart
                           Senior Vice President, Chief Financial Officer Chief Accounting Officer and Controller
                           The Travelers Insurance Company



By:      Ernest J. Wright
         Secretary
         The Travelers Insurance Company

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Depositor, The Travelers Insurance Company has duly caused this pre-effective amendment No. 1 to this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, and State of Connecticut, on the 16th day of April, 1997.


                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)


                      By: *IAN R. STUART
                          Ian R. Stuart
                          Senior Vice President, Chief Financial Officer Chief Accounting Officer and Controller


Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment No. 1 to this registration statement has been signed by the following persons in the capacities indicated on April 16, 1997.


*MICHAEL A. CARPENTER                    Director and Chairman of the Board,
---------------------------              President and Chief Executive
(Michael A. Carpenter)                   Officer

*JAY S. BENET                            Director
---------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                       Director
---------------------------
(George C. Kokulis)

*ROBERT I. LIPP                          Director
---------------------------
(Robert I. Lipp)

*IAN R. STUART                           Director, Senior Vice President,
---------------------------              Chief Financial Officer,
(Ian R. Stuart)                          Chief Accounting Officer and
                                         Controller

*KATHERINE M. SULLIVAN                   Director
---------------------------
(Katherine M. Sullivan)

*MARC P. WEILL                           Director
---------------------------
(Marc P. Weill)


*By:   Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
  No.      Description                                                               Method of Filing
--------   -----------                                                               ----------------
OPINIONS AND CONSENTS:

   A. Consent of Katherine M. Sullivan, General Counsel, to the filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (Incorporated herein by reference to Exhibit A to the Registration Statement on Form S-6 filed October 29,
           1996.)

   B.      Consent and Actuarial Opinion of Mahir A. Dugentas,
           ASA, pertaining to the illustrations contained in the Prospectus. (Incorporated herein by reference to Exhibit B to the Registration Statement on Form S-6 filed
           October 29, 1996.)

   C.      Consent of KPMG Peat Marwick LLP, Independent                             Electronically
           Certified Public Accountants.

The following Exhibits:

   1.      Resolution of the Board of Directors of The Travelers Insurance
           Company authorizing the establishment of the Registrant.
           (Incorporated herein by reference to Exhibit 1 to the Registration
           Statement on Form S-6 filed October 29, 1996.)

   3(a).   Form of Distribution Agreement among the Registrant, The Travelers
           Insurance Company and Tower Square Securities, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form S-6 filed October 29, 1996.)

   3(b). Specimen Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form S-6 filed October 29, 1996.)

   3(c).   Agents Agreement, including schedule of sales commissions.                Electronically

   5. Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-6 filed October 29, 1996.)

   6(a).   Charter of The Travelers Insurance Company, as amended on October 19,
           1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form S-6 filed October 29, 1996.)

   6(b).   By-Laws of The Travelers Insurance Company, as amended on October 20,
           1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form S-6 filed October 29, 1996.)

Exhibit
  No.      Description                                                               Method of Filing
--------   -----------                                                               ----------------
   10.     Application for Variable Life Insurance Policy                            Electronically

   11. Opinion of Katherine M. Sullivan, General Counsel, regarding the legality of securities being registered.
           (Incorporated herein by reference to Exhibit 11 to the Registration Statement on Form S-6 filed
           October 29, 1996.)

   12.     Powers of Attorney authorizing Ernest J. Wright or
           Kathleen A. McGah as signatory for Michael A. Carpenter,
           Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
           Stuart, Katherine M. Sullivan and Marc P. Weill.
           (Incorporated herein by reference to Exhibit 12 to the Registration Statement on Form S-6 filed October 29, 1996.)

   13. Memorandum concerning transfer and redemption procedures, as required by Rule 6e-3(T)(b)(12)(ii)
           (Incorporated herein by reference to Exhibit 13 to the Registration Statement on Form S-6 filed
           October 29, 1996.)

   27.     Financial Data Schedule of The Travelers Insurance Company.               Electronically